Form 10KSB/A, Exhibit 13
period 2000-12-31
AMERICAN COMMUNITY BANCSHARES INC
filed 2001-08-28
CIK 1106980

Exhibit 13
----------

                      AMERICAN COMMUNITY BANCSHARES, INC.

                            AMERICAN COMMUNITY BANK

                               2000 ANNUAL REPORT

AMERICAN COMMUNITY BANCSHARES, INC.
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                      Page No.
                                                                      --------

President's Letter..................................................         1

Selected Financial and Other Data...................................         3

Management's Discussion and Analysis................................         4

Independent Auditors' Report........................................        12

Consolidated Balance Sheets.........................................        13

Consolidated Statements of Operations...............................        14

Consolidated Statements of Stockholders' Equity.....................        15

Consolidated Statements of Cash Flows...............................        16

Notes to Consolidated Financial Statements..........................        17

Management and Bank Personnel.......................................        34

Market for the Common Stock.........................................        35

General Corporate Information.......................................        36

                              President's Letter

We are proud to look back upon the year 2000 as a year of great accomplishments for our Bank. We accomplished many of the goals that we had set for ourselves and look to 2001 with great anticipation. We recently returned from our 2001 planning conference, and I am more excited than ever about our great employees and our shared vision to make American Community Bank the most successful bank in Union and Mecklenburg Counties.

Looking back over the year, it is difficult to believe we achieved so much in one year. Outlined below are some of the many accomplishments and new initiatives for the year.

 . We opened three new branch offices - the Monroe SuperWalmart, Marshville, and Mint Hill area of Charlotte.

 . Formed a Bank Holding Company - American Community Bancshares and qualified for a NASDAQ Small Cap listing - ACBA.

 . Introduced Next Day Net, a factoring program for small businesses.

 . Initiated the Giro Paisano Program (Hispanic Money Transfer Service) at our
  Wal-Mart location.

 . Reached $145 Million in Assets and initiated a secondary stock offering of American Community Bancshares' common stock.

We were also active in our communities sponsoring the Blooming Arts Festival, Union County Special Olympics, Second Annual Southern Gospel Singing Reunion, Marshville Boll Weevil Festival, and the Mint Hill Madness Festival.

Since the beginning of the year, we have opened our seventh office in west Charlotte in the Mountain Island area, moved into our permanent building in Marshville and formed a strategic alliance to open an investment center in our Monroe main office with Salomon Smith Barney. As you can see, we continue to move forward by providing convenient locations, innovative products, and more importantly initiating events that we believe enhance shareholder value.

Our mortgage and factoring unit continued to enhance our income in 2000 with a total non-interest income of $493,000, which represents 10% of total income. We will continue to focus on non-interest income as a way to supplement interest income.

Our last quarter of 2000 produced a profit of $169,749 compared to a ($154,342) net loss for the period ending December 31, 1999. Profit per share for the fourth quarter was $.11 compared to a ($.10) loss for the prior year period.

For the year ended December 31, 2000, American Community Bank had a net loss of ($108,006) compared to a net loss of ($900,109) for the year ended December 31, 1999. The loss per share for the twelve-month periods was ($.07) and ($.60), respectively. Per share data for the 1999 period has been adjusted to reflect the 20% stock dividend paid during the fourth quarter of 1999.

Total assets as of December 31, 2000 were $140.8 million, an increase of $67.2 million or 91% compared to December 31, 1999. Total loans at the end of the year were $108.0 million and total deposits were $122.0 million, reflecting increases of 85% and 122%, respectively when compared to December 31, 1999.

Our credit quality, which is of utmost importance, continues to be exemplary with a past due percentage of less than one-quarter of one percent. We credit this to our professional and qualified lending staff that takes a personal interest in every loan they make.

American Community Bancshares also completed a secondary stock offering on February 28, 2001 that raised approximately $1,400,000 in additional capital. We will use this capital to continue to expand our operations and seek opportunities to enhance our franchise. We also believe that in the next several years there will be a continuous consolidation of mid-tier banks and small community banks in our markets. Our goal is to be able to capitalize on the right opportunities at the right time.

We appreciate your continued support and appreciate your comments and suggestions. Thank you for your trust! I pledge that we will continue to work hard to earn that trust.

                              Very truly yours,


                              /s/ Randy P. Helton
                              Randy P. Helton
                              President & CEO

                      American Community Bancshares, Inc.
                       Selected Financial and Other Data
--------------------------------------------------------------------------------

                                                                    At or for the Year
                                                                    Ended December 31,
                                                                  ---------------------
                                                                     2000        1999
                                                                  ----------   --------
                                                                  (In thousands, except
                                                                     per share data)
Summary of Operations
 Interest income                                                    $  9,247    $ 3,457
 Interest expense                                                      4,995      1,424
                                                                    --------    -------
 Net interest income                                                   4,252      2,033
 Provision for loan losses                                               636        742
                                                                    --------    -------
 Net interest income after provision for loan losses                   3,616      1,291
 Non-interest income                                                     914        493
 Non-interest expense                                                  4,638      2,684
                                                                    --------    -------
 Loss before income taxes                                               (108)      (900)
 Income taxes                                                              -          -
                                                                    --------    -------
 Net loss                                                           $   (108)   $  (900)
                                                                    ========    =======

Balance Sheet Information

 Total assets                                                       $140,792    $73,594
 Investments/(1)/                                                     24,501      8,718
 Loans, net of allowance for loan losses                             108,059     58,493
 Deposits                                                            122,048     54,987
 Borrowings/(2)/                                                       6,702      6,700
 Stockholders' equity                                                 11,446     11,553

Per Share Data
 Basic and diluted net loss/(3)(4)/                                 $   (.07)   $  (.60)
                                                                    ========    =======

 Book value                                                         $   7.67    $  7.74
                                                                    ========    =======

Selected Other Data
 Return on average assets                                               (.10%)    (1.99%)
 Return on average equity                                               (.95%)    (7.50%)
 Average equity to average assets                                      10.69%     26.56%
 Net yield on average interest-earning assets                           4.28%      4.81%
 Average interest-earning assets to average interest-
  bearing liabilities                                                 117.42%    146.63%
 Ratio of non-interest expense to average total assets                  4.35%      5.94%
 Nonperforming assets to total assets                                    .11%         -
 Nonperforming loans to total loans                                      .15%         -
 Allowance for loan losses to total loans                               1.28%      1.37%
 Number of full service branches in operation                              6          3

/(1)/ Consists of interest-earning deposits with banks, investment securities available for sale, and FHLB stock.
/(2)/ Consists of advances from the Federal Home Loan Bank and capital lease obligations.
/(3)/ Adjusted to reflect the dilutive effect of the 20% stock dividend in 1999.
/(4)/ Computed based on the weighted average number of shares outstanding during each period.

                      American Community Bancshares, Inc.
                     Management's Discussion and Analysis
--------------------------------------------------------------------------------

Management's discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and results of operations of American Community Bancshares, Inc. It should be read in conjunction with the audited financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

                            DESCRIPTION OF BUSINESS

In April 2000, American Community Bancshares, Inc. ("Bancshares") was formed as a holding company for American Community Bank ("the Bank"). Upon formation, one share of Bancshares' $1 par value common stock was exchanged for each of the then outstanding 1,492,063 shares of the Bank's $5 par value common stock. Bancshares currently has no operations and conducts no business on its own other than owning the Bank.

The Bank was opened for business as a North Carolina-chartered commercial bank on November 16, 1998. It completed its first full fiscal year on December 31, 1999. The Bank operates out of its main office at 2593 West Roosevelt Boulevard, Monroe, North Carolina. It also operates four other full service branches in Union County and two full service branches in Mecklenburg County for a total of seven offices.

The Bank is a North Carolina-chartered banking corporation. The Bank's lending activities are oriented to the consumer/retail customer as well as the small-to-medium sized business located in the Union and Mecklenburg County areas. The Bank offers commercial, consumer, and mortgage lending products, as well as the ability to structure credit arrangements to fit specialized needs through factoring and other products. The deposit services offered by the Bank include small business and personal checking and savings accounts and certificates of deposit. The Bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts. The Bank also offers investment services through a partnership agreement with Salomon Smith Barney investment brokers.

        COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2000 AND 1999

At December 31, 2000, the Bank's total assets of $140.8 million included $108.1 million of net loans and $24.3 million of interest-earning deposits and investments. Of the loan portfolio, 8% were personal loans, 9% were credit lines including home equity lines, 32% were commercial loans, and the remaining 51% were collateralized by real estate. The composition of the loan portfolio at December 31, 1999 was 8%, 7%, 38% and 47%, respectively.

The allowance for loan losses amounted to $1.4 million at December 31, 2000 compared to $813,000 at December 31, 1999. This represented 1.27% and 1.37% of gross loans outstanding as of December 31, 2000 and 1999, respectively. Management evaluates the allowance for loan losses on a regular basis, giving consideration to the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrowers ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. However, because the Bank has a limited history of its own, management also considers the loss experience and allowance levels of other peer community banks and the historical experience encountered by American Community Bank's management and senior lending officers. This consideration of the loss experience and allowance levels of other peer community banks is a key factor used by the Bank's regulatory examiners in their

                      American Community Bancshares, Inc.
                     Management's Discussion and Analysis
--------------------------------------------------------------------------------

evaluation of the reasonableness of the Bank's allowance for loan losses. Given the Bank's limited history, regulatory examiners expect the Bank to maintain an allowance that is comparable to that maintained by it's peers. The increase in the allowance during 2000 was primarily due to the Bank's loan growth and did not result from any deterioration of the loan portfolio. At December 31, 2000, the Bank's allowance for loan losses was considered to be comparable to the allowance levels maintained by its peer community banks.

The Bank's investments at December 31, 2000 were comprised of interest-earning deposits with the Federal Home Loan Bank of Atlanta with a yield of 6.05%, investment securities with a weighted average yield of 6.75%, and an investment of $250,000 in Federal Home Loan Bank stock.

Total deposits of the Bank at December 31, 2000 were $122.0 million, up from $55.0 million at December 31, 1999. At December 31, 2000, approximately 27% of total deposits were demand accounts, while 73% were time deposits. At December 31, 1999, 35% of the Bank's total deposits were demand deposits while 65% consisted of time deposits.

During 2000, the Bank maintained the $5.0 million advance from the Federal Home Loan Bank of Atlanta at an average rate of 6.66%. This advance, which matures March 30, 2001, is secured by 1-4 family real estate loans and certain commercial real property. The Bank also maintained the capital lease for its main office. The recorded obligation under this capital lease at December 31, 2000 was $1.7 million.

The Bank began 2000 with total stockholders' equity of $11.6 million. Total equity decreased to $11.4 million at December 31, 2000. This decrease was due to the net comprehensive loss for 2000 of $108,000.

                  COMPARISON OF RESULTS OF OPERATIONS FOR THE
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

Net Loss. The Bank generated a net loss in 2000 of $108,000 compared to a net loss in 1999 of $900,000. Non-interest expenses of $2.7 million and the provision for loan losses of $742,000 principally impacted the net loss in 1999. Non-interest expenses of $4.6 million and the provision for loan losses of $636,000 principally impacted the net loss in 2000.

Net Interest Income. Net interest income for 2000 was $4.3 million with a related interest rate spread of 3.40%. The Bank's average yield on interest earning assets during the year was 9.30% while the average rate on interest-bearing liabilities was 5.90%. Net interest income for 1999 was $2.0 million with a related interest rate spread of 3.23%. The Bank's average yield on interest earning assets during the year was 8.17% while the average rate on interest-bearing liabilities was 4.94%.

Provision for Loan Losses. The Bank's provision for loan losses in 2000 was $636,000 and in 1999 was $742,000. At December 31, the allowance for loan losses was $1,385,000 for 2000 and $813,000 for 1999, or 1.27% and 1.37%, respectively, of loans outstanding. Management believes the level of the allowance for loan losses is adequate. At December 31, 2000, the Bank had $158,000 of non-accrual loans.

                      American Community Bancshares, Inc.
                     Management's Discussion and Analysis
--------------------------------------------------------------------------------

Other Income. Non-interest income in 2000 consists principally of service charges and other fee income including income from mortgage and factoring operations. The Bank has not had any gains or losses on investment security transactions.

Other Expenses. Total non-interest expense increased from $2.7 million in 1999 to $4.6 million in 2000, principally due to operating 6 branches for most of 2000 compared with 3 branches for most of 1999. The increase in branches resulted in an increase in personnel costs, occupancy, and general operating expenses.

Provision for Income Taxes. The Bank had no income tax expense or benefit in 2000 or 1999, principally due to the incurrence of net operating losses and adjustments to the valuation allowance associated with deferred tax assets. It is expected that as the Bank becomes profitable and begins to demonstrate a sustained pattern of profitability, the valuation allowance will be adjusted accordingly with the benefit reflected in net income.

                      American Community Bancshares, Inc.
                     Management's Discussion and Analysis
--------------------------------------------------------------------------------

                           ASSET/LIABILITY MANAGEMENT

The Bank's asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

In the absence of other factors, the yield or return associated with the Bank's earning assets generally will increase from existing levels when interest rates rise over an extended period of time and, conversely, interest income will decrease when interest rates decline. In general, interest expense will increase when interest rates rise over an extended period of time and, conversely, interest expense will decrease when interest rates decline.

Interest Rate Gap Analysis. As a part of its interest rate risk management policy, the Bank calculates an interest rate "gap." Interest rate "gap analysis" is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "positive gap" for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a "positive gap" would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its income should be negatively affected. Conversely, the cost of funds for an institution with a "positive gap" would generally be expected to increase more slowly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "negative gap."

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000, which is projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to pay out over a five-year decay schedule. In making the "gap" computations, standard assumptions regarding prepayment rates and deposit decay rates have been used for interest-earning assets and interest-bearing liabilities. In addition, the table reflects scheduled principal payments, which will be received throughout the lives of the loans. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

                      American Community Bancshares, Inc.
                     Management's Discussion and Analysis
--------------------------------------------------------------------------------


                                                     Terms to Repricing at December 31, 2000
                                           -----------------------------------------------------------
                                                        More Than    More Than
                                             1 Year     1 Year to   3 Years to   More Than
                                            or Less      3 Years      5 Years     5 Years      Total
                                           ----------  ----------   -----------  ----------  ---------
                                                             (Dollars in thousands)

INTEREST-EARNING ASSETS:
 Loans receivable:
  Personal loans                           $  3,912     $  3,004       $ 1,413     $    19   $  8,348
  Credit lines                                9,544          150             -           -      9,694
  Commercial loans                           20,387        5,711         9,571           4     35,673
  Real estate loans                          31,002        3,657        19,299       1,771     55,729
 Interest earning deposits                   22,949            -             -           -     22,949
 Investment securities with banks                 -          152             -           -        152
 Stock in FHLB of Atlanta                         -            -             -         250        250
                                           --------     --------       -------     -------   --------

     Total interest-earning assets         $ 87,794     $ 12,674       $30,283     $ 2,044   $132,795
                                           ========     ========       =======     =======   ========

INTEREST-BEARING LIABILITIES:
 Deposits:
  Interest-bearing demand                  $ 14,796     $  4,147       $ 2,153     $     -   $ 21,096
  Time                                       81,189        7,517            74           -     88,780
 Borrowings/(1)/                              5,000            -             -       1,702      6,702
                                           --------     --------       -------     -------   --------

     Total interest-bearing liabilities    $100,985     $ 11,664       $ 2,227     $ 1,702   $116,578
                                           ========     ========       =======     =======   ========

INTEREST SENSITIVITY GAP PER
 PERIOD                                    $(13,191)    $  1,010       $28,056     $   342   $ 16,217

CUMULATIVE INTEREST
 SENSITIVITY GAP                           $(13,191)    $(12,181)      $15,875     $16,217   $ 16,217

CUMULATIVE GAP AS A
 PERCENTAGE  OF TOTAL
 INTEREST-EARNING ASSETS                      (9.93%)      (9.17%)       11.95%      12.21%     12.21%

CUMULATIVE INTEREST-EARNING
 ASSETS AS A PERCENTAGE OF
 CUMULATIVE  INTEREST
 BEARING LIABILITIES                          86.94%       89.19%       113.82%     113.91%    113.91%

/(1)/ Includes advances from the Federal Home Loan Bank and capital lease obligations

                      American Community Bancshares, Inc.
                     Management's Discussion and Analysis
-------------------------------------------------------------------------------

                              NET INTEREST INCOME

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (i) the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities ("net interest-earning balance"). The following table sets forth information relating to average balances of the Bank's assets and liabilities for the years ended December 31, 2000 and 1999. The table reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the daily average balance of interest-earning assets or interest-bearing liabilities, respectively) as well as the net yield on interest-earning assets (which reflects the impact of the net interest-earning balance).

                                                   Year Ended December 31, 2000                Year Ended December 31, 1999
                                                --------------------------------------------------------------------------------
                                                Average                      Average       Average                     Average
                                                Balance       Interest         Rate        Balance        Interest       Rate
                                                --------------------------------------------------------------------------------
                                                       (Dollars in thousands)
Interest-earning assets:
 Loans                                          $ 83,730        $8,314        9.93%        $33,396         $ 3,062       9.17%
 Investments                                         360            22        6.11%            666              29       4.35%
 Interest-earning deposits                        15,311           911        5.95%          8,228             366       4.45%
                                                --------        ------      ------         -------        --------     ------

     Total interest-earning assets                99,401         9,247        9.30%         42,290           3,457       8.17%
                                                                ------      ------                        --------     ------

Other assets                                       7,154                                     2,908
                                                --------                                   -------

     Total assets                               $106,555                                   $45,198
                                                ========                                   =======

Interest-bearing liabilities:
 Deposits                                       $ 77,924         4,512        5.79%        $28,413           1,398       4.92%
 Borrowings                                        6,730           482        7.16%            428              26       6.07%
                                                --------        ------      ------         -------        --------     ------

     Total interest-bearing liabilities           84,654         4,994        5.90%         28,841           1,424       4.94%
                                                                ------      ------         -------        --------     ------

Non-interest-bearing deposits                     10,104                                     4,156
Other liabilities                                    408                                       198
Stockholders' equity                              11,389                                    12,003
                                                --------                                   -------

     Total liabilities and
      stockholders' equity                      $106,555                                   $45,198
                                                ========                                   =======

Net interest income
 and interest rate spread                                       $4,253        3.40%                        $ 2,033       3.23%
                                                                ======      ======                        ========     =======

Net yield on average
 interest-earning assets                                                      4.28%                                      4.81%
                                                                            ======                                     =======

Ratio of average interest-earning
 assets to average interest-bearing
 liabilities                                      117.42%                                    146.63%
                                                ========                                   ========

                      American Community Bancshares, Inc.
                     Management's Discussion and Analysis
-------------------------------------------------------------------------------

                              RATE/VOLUME ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

                                                       2000 vs. 1999
                                              -------------------------------
                                                Increase (Decrease) Due To
                                              -------------------------------
                                              Volume       Rate        Total
                                              -------    --------     -------
                                                  (Dollars in Thousands)
     Interest income:
      Loans                                   $4,806       $  446     $5,252
      Investment securities                      (16)           9         (7)
      Interest earning deposits with banks       368          177        545
                                              ------       ------     ------

            Total interest income              5,158          632      5,790
                                              ------       ------     ------
     Interest expense:
      Deposits                                 2,651          463      3,114
      Borrowings                                 417           39        456
                                              ------       ------     ------

            Total interest expense             3,068          502      3,570
                                              ------       ------     ------

     Net interest income                      $2,090       $  130     $2,220
                                              ======       ======     ======

                        LIQUIDITY AND CAPITAL RESOURCES

Maintaining adequate liquidity while managing interest rate risk is the primary goal of the Bank's asset and liability management strategy. Liquidity is the ability to fund the needs of the Bank's borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, loan and mortgage-backed security principal repayments, deposit growth and borrowings from the Federal Home Loan Bank are presently the main sources of the Bank's liquidity. The Bank's primary uses of liquidity are to fund loans and to make investments.

As of December 31, 2000, liquid assets (cash due from banks, interest-earning bank deposits, and investment securities available for sale) were approximately $26.9 million, which represents 19.1% of total assets and 21.1% of total deposits and borrowings. Supplementing this liquidity, the Bank has available lines of credit from a correspondent bank of approximately $3.5 million. At December 31, 2000, outstanding commitments to extend credit were $6.1 million and available line of credit balances totaled $20.8 million. Management believes that the combined aggregate liquidity position of the Bank is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

                      American Community Bancshares, Inc.
                     Management's Discussion and Analysis
-------------------------------------------------------------------------------

Certificates of deposit represented 72.7% of the Bank's total deposits at December 31, 2000. The Bank's growth strategy will include efforts focused at increasing the relative volume of transaction deposit accounts. Certificates of deposit of $100,000 or more represented 34.4% of the Bank's total deposits at year-end. These deposits are generally considered rate sensitive, but management believes most of them are relationship-oriented. While the Bank will need to pay competitive rates to retain these deposits at maturity, there are other subjective factors that will determine the Bank's continued retention of those deposits.

Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The FDIC and the Federal Reserve, the primary regulators of the Bank and Bancshares, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to its assets in accordance with these guidelines. At December 31, 2000, both Bancshares and the Bank maintained capital levels exceeding the minimum levels for "well capitalized" bank holding companies and banks.

                    IMPACT OF INFLATION AND CHANGING PRICES

A commercial bank has an asset and liability composition that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of its assets are monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor, which may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

                          FORWARD-LOOKING INFORMATION

This annual report to stockholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of Bancshares that are subject to various factors, which could cause actual results to differ materially from those estimates. Factors, which could influence the estimates, include changes in national, regional and local market conditions, legislative and regulatory conditions, and the interest rate environment.

                                    [LOGO]
                                DIXON ODOM PLLC
                 Certified Public Accountants and Consultants


                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
American Community Bancshares, Inc. and Subsidiary
Monroe, North Carolina


We have audited the accompanying consolidated balance sheets of American Community Bancshares, Inc. and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Community Bancshares, Inc. and Subsidiary at December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note R to the consolidated financial statements, the Company has restated its 2000 financial statements in order to remove proceeds from the sale of the Company's common stock that should not have been included in the 2000 financial statements.


Dixon Odom PLLC
Sanford, North Carolina
February 9, 2001, except for Note R,
as to which the date is July 27, 2001

AMERICAN COMMUNITY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999
-------------------------------------------------------------------------------

ASSETS                                                               2000              1999
                                                                 ------------       -----------
                                                              (Restated - Note R)
Cash and due from banks                                          $  3,769,082       $ 1,809,053
Interest-earning deposits with banks                               22,948,824         8,468,104
Investment securities available for sale at fair value                151,547                 -
Loans (Note D)                                                    109,444,184        59,306,451
Allowance for loan losses (Note D)                                 (1,385,000)         (813,000)
                                                                 ------------       -----------
                                                  NET LOANS       108,059,184        58,493,451
Loans held for sale                                                         -         1,072,261
Accrued interest receivable                                           663,381           299,000
Bank premises and equipment (Note E)                                4,585,252         2,844,358
Federal Home Loan Bank stock, at cost                                 250,000           250,000
Other assets                                                          364,884           357,880
                                                                 ------------       -----------

                                               TOTAL ASSETS      $140,792,154       $73,594,107
                                                                 ============       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
 Demand                                                          $ 12,171,605       $ 7,308,760
 Savings                                                            1,764,546           888,949
 Money market and NOW                                              19,331,451        11,018,250
 Time (Note F)                                                     88,780,108        35,771,251
                                                                 ------------       -----------
                                             TOTAL DEPOSITS       122,047,710        54,987,210

Advances from Federal Home Loan Bank (Note G)                       5,000,000         5,000,000
Capital lease obligation (Note H)                                   1,701,668         1,700,000
Accrued expenses and other liabilities                                596,715           354,377
                                                                 ------------       -----------

                                          TOTAL LIABILITIES       129,346,093        62,041,587
                                                                 ------------       -----------

Stockholders' Equity (Notes L and O)
 Common stock, 2000, $1 par value, 10,000,000
  shares authorized, 1,492,063 shares issued and
  outstanding; 1999, $5 par value, 10,000,000 shares
  authorized, 1,492,063 shares issued and outstanding               1,492,063         7,460,315
 Additional paid-in capital                                        11,089,596         5,121,344
 Accumulated deficit                                               (1,137,145)       (1,029,139)
 Accumulated other comprehensive income                                 1,547                 -
                                                                 ------------       -----------

                                 TOTAL STOCKHOLDERS' EQUITY        11,446,061        11,552,520
                                                                 ------------       -----------

Commitments (Notes H, I and M)

                                      TOTAL LIABILITIES AND
                                       STOCKHOLDERS' EQUITY      $140,792,154       $73,594,107
                                                                 ============       ===========

See accompanying notes.

AMERICAN COMMUNITY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2000 and  1999
--------------------------------------------------------------------------------


                                                           2000         1999
                                                        ----------   ----------

INTEREST INCOME
 Loans                                                  $8,313,909   $3,062,029
 Investments                                                21,874       28,690
 Interest-earning deposits with banks                      911,139      366,128
                                                        ----------   ----------

                             TOTAL INTEREST INCOME       9,246,922    3,456,847
                                                        ----------   ----------

INTEREST EXPENSE
 Money market, NOW and savings deposits                    604,368      237,536
 Time deposits                                           3,907,665    1,160,029
 Borrowings                                                482,414       26,135
                                                        ----------   ----------

                            TOTAL INTEREST EXPENSE       4,994,447    1,423,700
                                                        ----------   ----------

                               NET INTEREST INCOME       4,252,475    2,033,147

PROVISION FOR LOAN LOSSES (Note D)                         636,339      742,000
                                                        ----------   ----------

                         NET INTEREST INCOME AFTER
                         PROVISION FOR LOAN LOSSES       3,616,136    1,291,147
                                                        ----------   ----------

NON-INTEREST INCOME
 Service charges on deposit accounts                       538,688      148,964
 Mortgage operations                                       190,220      340,427
 Factoring operations                                      126,952        1,199
 Other                                                      57,735        2,418
                                                        ----------   ----------

                         TOTAL NON-INTEREST INCOME         913,595      493,008
                                                        ----------   ----------

NON-INTEREST EXPENSE
 Salaries and employee benefits                          2,242,707    1,287,396
 Occupancy and equipment                                   850,806      513,211
 Other (Note K)                                          1,544,224      883,657
                                                        ----------   ----------

                        TOTAL NON-INTEREST EXPENSE       4,637,737    2,684,264
                                                        ----------   ----------

                          LOSS BEFORE INCOME TAXES        (108,006)    (900,109)

INCOME TAXES (Note J)                                            -            -
                                                        ----------   ----------

                                          NET LOSS      $ (108,006)  $ (900,109)
                                                        ==========   ==========

                             BASIC AND DILUTED NET
                             LOSS PER COMMON SHARE      $     (.07)  $     (.60)
                                                        ==========   ==========

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING, BASIC AND DILUTED                          1,492,063    1,492,063
                                                        ==========   ==========

See accompanying notes.

AMERICAN COMMUNITY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2000 (Restated) and 1999
--------------------------------------------------------------------------------

                                                                                                 Accumulated
                                              Common stock         Additional                       other
                                      --------------------------    paid-in      Accumulated    comprehensive      Total
                                         Shares        Amount       capital       (deficit)        income          equity
                                      ------------  ------------  ------------  --------------  -------------   ------------
Balance, January 1, 1999                 1,243,385  $ 6,216,925   $ 6,364,734   $    (129,030)     $    -       $12,452,629

Net loss                                         -            -             -        (900,109)          -          (900,109)

Common stock issued
  pursuant to 20% stock
  dividend                                 248,678    1,243,390    (1,243,390)              -           -                 -
                                      ------------  -----------   -----------   -------------      ------       -----------

Balance, December 31, 1999               1,492,063    7,460,315     5,121,344      (1,029,139)          -        11,552,520

Comprehensive loss:
   Net loss                                      -            -             -        (108,006)          -          (108,006)
   Unrealized holding gains on
     available-for-sale securities               -            -             -               -       1,547             1,547
                                                                                                                -----------

Total comprehensive loss                                                                                -          (106,459)
                                                                                                                -----------

Formation of American
  Community Bancshares, Inc.
  (Note A)                                       -   (5,968,252)    5,968,252               -           -                 -
                                      ------------  -----------   -----------   -------------      ------       -----------

Balance, December 31, 2000               1,492,063   $1,492,063   $11,089,596   $  (1,137,145)     $1,547       $11,446,061
(Restated - Note R)                   ============   ==========   ===========   =============      ======       ===========

See accompanying notes.

AMERICAN COMMUNITY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                      2000              1999
                                                                 -------------     -------------
                                                              (Restated - Note R)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                        $   (108,006)     $   (900,109)
 Adjustments to reconcile net loss to net
   cash provided (used) by operating activities:
    Depreciation and amortization                                     325,294           159,375
    Provision for loan losses                                         636,339           742,000
    (Increase) decrease in loans held for sale                      1,072,261        (1,072,261)
    Interest added to capital lease obligation                          1,668                 -
    Change in assets and liabilities:
     Increase in accrued interest receivable                         (364,381)         (235,025)
     (Increase) decrease in other assets                               (7,004)         (276,667)
     Increase in accrued expenses and other liabilities               242,338           132,077
                                                                 ------------      ------------

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                    1,798,509        (1,450,610)
                                                                 ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of investment securities                                  (150,000)                -
 Net increase in loans from originations and repayments           (50,202,072)      (54,526,607)
 Purchases of bank premises and equipment                          (2,066,188)         (829,151)
 Purchase of Federal Home Loan Bank stock                                   -          (212,600)
                                                                 ------------      ------------

           NET CASH USED BY INVESTING ACTIVITIES                  (52,418,260)      (55,568,358)
                                                                 ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase in demand deposits                                   14,051,643        16,182,141
 Net increase in time deposits                                     53,008,857        31,127,160
 Advances from Federal Home Loan Bank                                       -         5,000,000
                                                                 ------------      ------------

       NET CASH PROVIDED BY FINANCING ACTIVITIES                   67,060,500        52,309,301
                                                                 ------------      ------------

                      NET INCREASE (DECREASE) IN
                       CASH AND CASH EQUIVALENTS                   16,440,749        (4,709,667)

CASH AND CASH EQUIVALENTS, BEGINNING                               10,277,157        14,986,824
                                                                 ------------      ------------

               CASH AND CASH EQUIVALENTS, ENDING                 $ 26,717,906      $ 10,277,157
                                                                 ============      ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION
   Interest paid                                                 $  4,637,053      $  1,296,448
                                                                 ============      ============

   Income taxes paid                                             $          -      $          -
                                                                 ============      ============

SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES
  Acquisition of bank premises and equipment through
    obligation under capital lease                               $          -      $  1,700,000
                                                                 ============      ============

See accompanying notes.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------


NOTE A - ORGANIZATION AND OPERATIONS

In April 2000, American Community Bancshares, Inc. ("Bancshares") was formed as a holding company for American Community Bank. Upon formation, one share of Bancshares' $1 par value common stock was exchanged for each of the then outstanding 1,492,063 shares of American Community Bank's $5 par value common stock. Bancshares currently has no operations and conducts no business on its own other than owning American Community Bank.


American Community Bank (the "Bank") was incorporated on November 13, 1998 and began banking operations on November 16, 1998. The Bank is engaged in general commercial and retail banking in Union and Mecklenburg County, North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of American Community Bancshares, Inc. and American Community Bank, together referred to as the "Bank." All significant inter-company transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans.

Cash Equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "cash and due from banks" and "interest-earning deposits with banks."

Securities Held to Maturity

Bonds and notes for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Available for Sale

Available-for-sale securities are reported at fair value and consist of bonds and notes not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-

downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management's best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Because American Community Bank has been in existence for a relatively short time, and therefore has a limited history, management has also considered in applying its analytical methodology the loss experience and allowance levels of other community banks. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses.


Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans that are collateral dependent is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if readily determinable. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require American Community Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the shorter of the estimated useful lives of the assets or, for those assets leased under capital leases, the lease term which is 30 years for buildings and 3 to 7 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank's stock option plans have no intrinsic value at the grant date and, under Opinion No. 25, no compensation cost is recognized for them. The Bank has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Per Share Results

During 1999, the Bank paid a 20% stock dividend. Basic and diluted net loss per common share have been computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period after retroactively adjusting for the stock dividend.

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options and are determined using the treasury stock method. The Bank's outstanding stock options did not have a dilutive effect on the computation of earnings per share; therefore, for 2000 and 1999, basic and diluted earnings per share are the same amounts.

Federal Home Loan Bank Stock

As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta ("FHLB"). This investment is carried at cost.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In July 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards requiring balance sheet recognition of all derivative instruments at fair value. SFAS No. 133, was subsequently amended by SFAS No. 137 in June 1999 and by SFAS No. 138 in June 2000. The statement, as amended, specifies that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivative gains and losses to offset related results on hedged items in the income statement. The statement is effective for fiscal years beginning after June 15, 2000. The adoption of this statement did not materially affect the Company's financial statements.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 is a replacement of SFAS No. 125, although SFAS No. 140 carried forward most of the provisions of SFAS No. 125 without change. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitizations, retained interests and collateral received and pledged in reverse repurchase agreements for fiscal years ending after December 15, 2000. The new statement eliminates the prior requirement to record collateral received under certain securities financing transactions and requires reclassification in the balance sheet of assets pledged under certain conditions. Management anticipates that this statement will not materially affect the Company's financial statements.

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation. The reclassifications had no effect on net loss or stockholders' equity as previously reported.


NOTE C - INVESTMENT SECURITIES

Investment securities consist of the following at December 31, 2000:

                                       Gross      Gross     Estimated
                                     Amortized  Unrealized  Unrealized   Market
                                       Cost       Gains       Losses     Value
                                     ---------  ----------  ----------  --------
Available for sale:
 Debt security:
   Federal agency securities         $ 150,000  $    1,547  $        -  $151,547
                                     =========  ==========  ==========  ========

The above debt security bears interest at 6.75% and matures in 2002.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------


NOTE D - LOANS


Following is a summary of loans at December 31, 2000 and 1999:


                                                                    2000                         1999
                                                          -------------------------  -----------------------------
                                                            Amount         Percent       Amount       Percent
                                                          ------------  -----------  ------------  ---------------
           Real estate - mortgage loans                   $ 55,728,808         51.57%  $27,975,255         47.83%
           Home equity lines of credit                       9,693,846          8.97%    3,865,430          6.61%
           Commercial and industrial
            loans                                           35,673,375         33.01%   22,730,439         38.86%
           Loans to individuals                              8,348,155          7.73%    4,735,327          8.09%
                                                          ------------   -----------   -----------  ------------

           Subtotal                                        109,444,184        101.28%   59,306,451        101.39%
           Allowance for loan losses                         1,385,000          1.28%      813,000          1.39%
                                                          ------------   -----------   -----------  ------------

           Total                                          $108,059,184        100.00%  $58,493,451        100.00%
                                                          ============   ===========   ===========  ============


The following table sets forth the contractual maturity of loans at December 31, 2000:

                                                                        Greater than
                                                            One Year      One Year       More Than
                                                            Or Less     Through 5 Years    5 Years       Total
                                                          ------------  ---------------  ------------  ------------
           Real estate - mortgage loans                   $ 23,394,580      $30,321,844   $ 2,012,384  $ 55,728,808
           Home equity lines of credit                               -       20,941,220     9,693,846     9,693,846
           Commercial and industrial
            loans                                           14,293,715        5,797,510       438,440    35,673,375
           Loans to individuals                              2,459,385                         91,260     8,348,155
                                                          ------------  ---------------  ------------  ------------

           Total                                          $ 40,147,680      $57,060,574   $12,235,930  $109,444,184
                                                          ============  ===============  ============  ============

The following table sets forth loans with fixed and variable rates having contractual maturities greater than one year at December 31, 2000:

      Fixed rate       $41,725,788
      Variable rate     27,570,716
                       -----------

                       $69,296,504
                       ===========

Loans are primarily made in Union and Mecklenburg County, North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

There were $158,075 and $0 of nonaccrual, restructured or impaired loans at December 31, 2000 and 1999, respectively.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE D - LOANS (Continued)

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management's opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their related interests follows:


     Loans to directors and officers as a group at January 1, 2000      $5,843,211
     Disbursements during year ended December 31, 2000                   4,025,801
     Amounts collected during year ended December 31, 2000               5,163,706
                                                                        ----------

     Loans to directors and officers as a group at December 31, 2000    $4,705,306
                                                                        ==========

At December 31, 2000, the Bank had pre-approved but unused lines of credit totaling $270,626 to directors, executive officers and their related interests.

An analysis of the allowance for loan losses follows:

                                                             2000         1999
                                                       ----------   ----------
     Balance at beginning of period                    $  813,000   $   71,000
                                                       ----------   ----------

     Provision charged to operations                      636,339      742,000
                                                       ----------   ----------

     Charge-offs                                           64,339            -
     Recoveries                                                 -            -
                                                       ----------   ----------

     Net charge-offs                                       64,339            -
                                                       ----------   ----------

     Balance at end of period                          $1,385,000   $  813,000
                                                       ==========   ==========


NOTE E - BANK PREMISES AND EQUIPMENT

Following is a summary of bank premises and equipment at December 31, 2000 and 1999:


                                                             2000         1999
                                                       ----------   ----------
     Buildings and leasehold improvements              $3,542,419   $1,996,792
     Furniture and equipment                            1,540,180    1,019,619
                                                       ----------   ----------
                                                        5,082,599    3,016,411
     Less accumulated depreciation and amortization      (497,347)    (172,053)
                                                       ----------   ----------

     Total                                             $4,585,252   $2,844,358
                                                       ==========   ==========

Depreciation and amortization amounting to $325,294 for the year ended December 31, 2000 and $159,375 for the year ended December 31, 1999 is included in occupancy and equipment expense.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE F - DEPOSITS

Time deposits in denominations of $100,000 or more were $41,992,074 and $17,205,572 at December 31, 2000 and 1999, respectively.

At December 31, 2000, the scheduled maturities of certificates of deposit are as follows:


               Less than     $100,000
               $100,000      or more       Total
              -----------  -----------  -----------

     2001     $44,209,692  $39,366,694  $83,576,386
     2002       2,388,126    1,927,323    4,315,449
     2003         115,918      698,057      813,975
     2004          74,298            -       74,298
              -----------  -----------  -----------

     Total    $46,788,034  $41,992,074  $88,780,108
              ===========  ===========  ===========

NOTE G - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Atlanta consisted of the following at December 31, 2000:

     6.76% due on March 30, 2001                  $5,000,000
                                                  ==========

Pursuant to collateral agreements with the Federal Home Loan Bank, advances are secured by specific qualifying first mortgage loans with carrying amounts of $8,600,188 at December 31, 2000.

The Bank also has an available line of credit totaling $3.5 million from a correspondent bank at December 31, 2000.


NOTE H - LEASES

Operating Leases

The Bank has entered into operating leases for the land on which its main office is located and for other branch facilities. These leases have terms from five to thirty years. Future rentals under these leases are as follows:


     2001          $  257,935
     2002             247,847
     2003             241,775
     2004             245,500
     2005             192,294
     Thereafter     2,787,689
                   ----------

     Total         $3,973,040
                   ==========

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE H - LEASES (Continued)

Capital Lease Obligation

The Bank leases its main office facility under a capitalized lease. Leases that meet the criteria for capitalization under generally accepted accounting principles are recorded as assets and the related obligations are reflected as obligations under capital leases on the accompanying balance sheets. Amortization of property under capital lease is included in depreciation expense. Included in premises and equipment at December 31, 2000 is $1.7 million as the capitalized cost of the Bank's main office.

At December 31, 2000, aggregate future minimum lease payments due under this capital lease obligation are as follows:

     2001                                           $   138,372
     2002                                               138,372
     2003                                               138,372
     2004                                               138,372
     2005                                               148,057
     Thereafter                                       4,109,140
                                                    -----------
     Total minimum lease payments                     4,810,685
     Less amount representing interest               (3,109,017)
                                                    -----------

     Present value of net minimum lease payments    $ 1,701,668
                                                    ===========

Both the operating and capital leases regarding the Bank's main office discussed above are leased from a director. Prior to the main facility being completed in November 1999, the Bank leased land for its temporary banking facility from that same director. During 1999, total lease payments of $55,975 were paid to this director under this lease.


NOTE I - OTHER COMMITMENTS AND CONTRACTS

The Bank has entered into a non-cancelable contract with a third party for data processing services. The estimated future minimum payments required under this contract for the years ending December 31 are as follows:


     2001                                       $221,000
     2002                                        238,000
     2003                                        264,000
                                                --------

     Total                                      $723,000
                                                ========


The above future payments are based upon the anticipated future growth of the Bank and can therefore vary from the above estimates in any year.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
-------------------------------------------------------------------------------


NOTE J - INCOME TAXES

No income tax provision is included in operating results for 2000 and 1999 because net deferred tax assets have been offset by increases to the valuation allowance established to fully reserve future tax benefits for which realization is not likely. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Income tax expense is reconciled to the amount computed by applying the federal statutory tax rate of 34% to loss before income taxes as follows:


                                                             2000        1999
                                                          ----------   --------

     Benefit computed at statutory rate of 34%             $(37,000)  $(306,000)
     Effect of state income taxes                            (5,000)    (44,000)
     Other                                                   10,000       8,000
     Increase in deferred tax asset valuation allowance      32,000     342,000
                                                           --------   ---------

     Total deferred tax assets                             $      -   $       -
                                                           ========   =========

Significant components of deferred taxes at December 31, 2000 and 1999:


                                             2000        1999
                                          -----------  ---------
     Deferred tax assets:
      Allowance for loan losses            $ 421,000   $ 251,000
      Pre-opening costs and expenses         186,000     251,000
      Net operating loss carryforwards       170,000     225,000
      Capital lease                           19,000           -
      Other                                    4,000           -
                                           ---------   ---------
       Total deferred tax assets             800,000     727,000
      Valuation allowance                   (732,000)   (700,000)
                                           ---------   ---------
       Net deferred tax assets                68,000      27,000
     Deferred tax liabilities:
      Premises and equipment                 (68,000)    (27,000)
                                           ---------   ---------

       Net recorded deferred tax assets    $       -   $       -
                                           =========   =========

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
-------------------------------------------------------------------------------


NOTE K - OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2000 and 1999 are as follows:


                                                        2000      1999
                                                  ----------  --------

     Postage, printing and office supplies        $  293,221  $165,280
     Advertising and promotion                       237,974   169,641
     Travel, meals, dues and subscriptions           165,431   132,568
     Telephone                                        60,720    37,585
     Other                                           329,561   128,806
     Data processing and technology                  228,592   110,791
     Professional fees and contracted services       228,725   138,986
                                                  ----------  --------

     Total                                        $1,544,224  $883,657
                                                  ==========  ========

NOTE L - REGULATORY MATTERS

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. As of December 31, 2000 and 1999, the Bank exceeds all capital adequacy requirements to which it is subject, as set forth below:

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE L - REGULATORY MATTERS (Continued)


                                                                           To be well
                                                  For capital        capitalized under prompt
                                 Actual        adequacy purposes   corrective action provisions
                             ---------------  -------------------  -----------------------------
As of December 31, 2000:     Amount   Ratio     Amount     Ratio        Amount          Ratio
                             -------  ------  -----------  ------  ----------------  -----------
                                             (Dollars in thousands)
 Total Capital (to Risk-
  Weighted Assets)           $12,830  10.83%     * $9,480  * 8.0%         * $11,850    *   10.0%

 Tier I Capital (to Risk-
  Weighted Assets)            11,445   9.66%     *  4,740  * 4.0%         *   7,110    *    6.0%

 Tier I Capital (to
  Average Assets)             11,445  13.10%     *  3,493  * 4.0%         *   4,366    *    5.0%

                                                                          To be well
                                                 For capital         capitalized under prompt
                                 Actual       adequacy purposes    corrective action provisions
                             --------------   ------------------   -----------------------------
As of December 31, 1999:     Amount   Ratio   Amount       Ratio   Amount            Ratio
                             -------  -----   -----------  -----   ----------------  -----------
                                             (Dollars in thousands)
 Total Capital (to Risk-
  Weighted Assets)           $12,365  19.53%     * $5,065  * 8.0%         * $ 6,331    *   10.0%

 Tier I Capital (to Risk-
  Weighted Assets)            11,552  18.25%     *  2,532  * 4.0%          *  3,798    *    6.0%

 Tier I Capital (to
  Average Assets)             11,552  18.52%     *  2,495  * 4.0%          *  3,118    *    5.0%

     *  Denotes greater than or equal to.

NOTE M - OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE M - OFF-BALANCE SHEET RISK (Continued)

A summary of the contract amounts of the Bank's exposure to off-balance sheet risk as of December 31, 2000 is as follows:

     Financial instruments whose contract amounts represent credit risk:
       Commitments to extend credit                 $ 6,120,000
       Undisbursed lines of credit                   13,236,000
       Undisbursed portion of construction loans      7,523,000

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments for which fair value disclosures are required include cash and due from banks, interest-earning deposits with banks, loans held for sale, loans, Federal Home Loan bank stock, deposit accounts, and advances from Federal Home Loan Bank. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks and Interest-earning Deposits with Banks

     The carrying amounts for cash and due from banks and interest-earning deposits with banks approximate fair value because of the short maturities of those instruments.

Investment Securities

     Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Held for Sale

     Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Loans

     For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Federal Home Loan Bank Stock

     The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposits

     The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for instruments of similar remaining maturities.

Advances from Federal Home Loan Bank

     The fair value of advances from the Federal Home Loan Bank is based upon the discounted value when using current rates at which borrowings of similar maturity could be obtained.

Financial Instruments with Off-Balance Sheet Risk

     With regard to financial instruments with off-balance sheet risk discussed in Note M, it is not practicable to estimate the fair value of future financing commitments.

The carrying amounts and estimated fair values of the Bank's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2000 and 1999:

                                              2000                       1999
                                   --------------------------  ------------------------
                                     Carrying     Estimated     Carrying     Estimated
                                      amount      fair value     amount     fair value
                                   ------------  ------------  -----------  -----------
Financial assets:
 Cash and due from banks           $  3,769,082  $  3,769,082  $ 1,809,053  $ 1,809,053
 Interest-earning deposits with
   banks                             22,948,824    22,948,824    8,468,104    8,468,104
 Investment securities                  151,547       151,547            -            -
 Loans                              108,059,184   107,942,417   58,493,451   58,238,000
 Loans held for sale                          -             -    1,072,261    1,072,261
 Federal Home Loan Bank stock           250,000       250,000      250,000      250,000

Financial liabilities:
 Deposits                           122,047,710   119,161,993   54,987,210   52,854,000
 Advances from Federal Home
     Loan Bank                        5,000,000     4,999,000    5,000,000    5,010,000

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE O - EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Retirement Plan

The Bank has adopted a 401(k) retirement plan that covers all eligible employees. The Bank matches contributions of 3.0% of each employee's salary. Contributions are funded when accrued. Expenses totaled $35,351 for the year ended December 31, 2000 and $21,776 during the year ended December 31, 1999.

Stock Option Plans

During 1999 the Bank adopted, with shareholder approval, an Employee Stock Option Plan (the "Employee Plan") and a Director Stock Option Plan (the "Director Plan"). Each plan makes available options to purchase 149,206 shares of the Bank's common stock for an aggregate number of common shares reserved for options of 298,412. The weighted-average exercise price of all options granted to date is $9.19. The options granted under the Director Plan vested immediately at the time of grant, while the options granted under the Employee Plan vest over a five-year period. All unexercised options expire ten years after the date of grant. A summary of the Bank's option plans as of and for the years ended December 31, 2000 and 1999, after retroactively adjusting for the stock dividend paid in 1999, is as follows:


                                                         Outstanding Options
                                                        ---------------------
                                             Shares                  Weighted
                                            available                average
                                           for future     Number     exercise
                                             grants     outstanding   price
                                           -----------  -----------  --------

At adoption                                   298,412             -  $      -
 Options granted                             (298,412)      298,412      9.19
 Options exercised                                  -             -         -
 Options forfeited                                  -             -         -
                                           ----------   -----------  --------

At December 31, 1999                                -       298,412      9.19
 Options granted                                    -             -         -
 Options exercised                                  -             -         -
 Options forfeited                                  -             -         -
                                           ----------   -----------  --------

At December 31, 2000                                -       298,412  $   9.19
                                           ==========   ===========  ========

At December 31, 2000, there were 179,047 exercisable options with a weighted average exercise price of $9.18. At December 31, 1999, there were 149,206 exercisable options with a weighted average exercise price of $9.17.

No compensation cost is recognized by the Company when stock options are granted because the exercise price equals the market price of the underlying common stock on the date of grant. If the Bank had used the fair value-based method of accounting for stock options for 2000 and 1999, its pro forma net loss and net loss per common share would have been $177,000 and $.12, respectively, in 2000 and $1.3 million and $.87, respectively, in 1999. Fair values were estimated on the date of grant using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4.75%, a dividend yield of 0%, volatility of 5.0%, and an expected life of five years.

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE O - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Employment Agreement

The Bank has entered into an employment agreement with its chief executive officer to ensure a stable and competent management base. The agreement provides for a five-year term, but the agreement may be extended for an additional year at the end of the initial term and annually thereafter. The agreement provides for benefits as spelled out in the contract and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officer's right to receive certain vested rights, including compensation. In the event of a change in control of the Bank and in certain other events, as defined in the agreement, the Bank or any successor to the Bank will be bound to the terms of the contract.

NOTE P - SECONDARY STOCK OFFERING

The Company began a secondary offering of its common stock on October 2, 2000. The offering is for a minimum of 131,575 shares and a maximum of 1,000,000 shares at a price of $9.50 per share. At December 31, 2000, 121,070 shares of the Company's common stock had been subscribed to in the offering. The offering will continue through February 28, 2001.

NOTE Q - PARENT COMPANY FINANCIAL DATA

Following are condensed financial statements of American Community Bancshares, Inc. as of and for the year ended December 31, 2000:

                   Condensed Statement of Financial Condition


    Assets:
      Investment in American Community Bank                  $11,446,061
      Other assets                                               106,272
                                                             -----------

                                                             $11,552,333
                                                             ===========

    Liabilities and Stockholders' Equity:
      Liabilities:
       Due to American Community Bank                        $   106,272
                                                             -----------

      Stockholders' Equity:
       Common stock                                            1,492,063
       Additional paid-in capital                             11,089,596
       Retained deficit                                       (1,137,145)
       Accumulated other comprehensive income                      1,547
                                                             -----------
       Total stockholders' equity                            $11,446,061
                                                             -----------

                                                             $11,552,333
                                                             ===========

                       Condensed Statement of Operations

     Equity in earnings (loss) of subsidiary                 $(108,006)
                                                             =========

AMERICAN COMMUNITY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE R - RESTATEMENT OF 2000 FINANCIAL STATEMENTS

The Company's December 31, 2000 balance sheet and statements of stockholders' equity and cash flows for the year then ended have been restated to remove proceeds of $1,043,893 from the sale of the Company's common stock in its secondary stock offering discussed in Note P. Because the minimum number of shares required to complete the offering was not achieved until after December 31, 2000, the proceeds from the sale of the Company's common stock received through December 31, 2000 should not have been included in the 2000 financial statements. This restatement had the following effects on the Company's December 31, 2000 balance sheet: interest-earning deposits with banks decreased $1,150,165, other assets increased $106,272, common stock decreased $121,070, and additional paid-in capital decreased $922,823. These changes have been properly reflected in the Company's 2000 statements of stockholders' equity and cash flows. This restatement had no effect on the Company's net loss or net loss per common share for 2000, nor did it affect the Bank's regulatory capital ratios presented in Note L to the consolidated financial statements.

                      AMERICAN COMMUNITY BANCSHARES, INC.
                         MANAGEMENT AND BANK PERSONNEL
--------------------------------------------------------------------------------

                                                     Directors

THOMAS J. HALL                                  ZEBULON MORRIS, JR. **                   DAVID D. WHITLEY
President                                       Chief Executive Officer                  President
The Hall Group                                  Morris Properties, Inc.                  Whitley Mortgage Associates, Inc.
Charlotte, NC                                   Mint Hill, NC                            Monroe, NC

LARRY S. HELMS                                  L. STEVEN PHILLIPS                       H. L. "BEN" WILLIAMS, JR.  **
Owner                                           Chief Executive Officer                  Private Investor
Larry S. Helms & Associates                     Charlotte Greencorp, Inc.                Monroe, NC
Monroe, NC                                      Charlotte, NC

RANDY P. HELTON                                 ALISON J. SMITH  *                       GREGORY N. WYLIE
President and Chief Executive Officer           President                                Chairman - American Community Bank
American Community Bank                         Smith Capital, Inc.                      Chief Executive Officer
Monroe, NC                                      Charlotte, NC                            Metro Marketing, Inc.
                                                                                         Matthews, NC

KENNETH W. LONG                                 CARLTON TYSON  **
Chairman - American Community Bancshares,       Chief Executive Officer
Inc.                                            Tyson Group Companies
President - Click Tactics, Inc.                 Monroe, NC
Duluth, GA

*     Director of American Community Bancshares, Inc. only
**   Director of American Community Bank only

                                                     Officers


RANDY P. HELTON                                 DAN R. ELLIS, JR.                        W. RANDY ADCOCK
President and                                   Senior Vice President and                Senior Vice President
Chief Executive Officer                         Secretary                                Monroe City Executive
                                                Chief Financial Officer


W. FARRELL RICHARDSON                           RICHARD M. COCHRANE                     DONALD A. SINGLETON
Senior Vice President                           Senior Vice President                   Senior Vice President and
Regional Business Development                   Matthews-Mint Hill City Executive       Chief Credit Officer
Officer

JEFF N. COLEY                                   STEVEN L. BARNES                        MARY MARGARET NANCE
Senior Vice President                           Senior Vice President                   Senior Vice President
Marshville City Executive                       Indian Trail City Executive             Bank Operations & Compliance Officer

ANN A. WILLIAMS                                 ANGELA S. HELMS                         R. DWIGHT HENRY
Vice President - Operations                     Vice President - Branch Manager         Senior Vice President
Monroe Main Office                              Monroe Main Office                      Mt. Island City Executive

                      AMERICAN COMMUNITY BANCSHARES, INC.
                          MARKET FOR THE COMMON STOCK
--------------------------------------------------------------------------------



The Common Stock of American Community Bancshares, Inc. is listed for trading on the NASDAQ Small Cap Market under the symbol "ACBA". Wachovia Securities, Scott and Stringfellow and Trident Securities are market makers. The table below lists the high and low prices at which trades were completed during each quarter. The Company's Common Stock is considered to be a thinly traded stock with only a few thousand shares traded each quarter.


                                              Low /(1)/   High /(1)/
                                              -----------  ----------

              1999
              ----
                   First Quarter                   $ 7.50     $  9.20
                   Second Quarter                    8.30       10.41
                   Third Quarter                     9.60       10.80
                   Fourth Quarter                   10.00       12.50

              2000
              ----
                   First Quarter                   $ 9.65     $ 13.00
                   Second Quarter                    8.25       10.87
                   Third Quarter                     7.00        9.44
                   Fourth Quarter                    8.00      10.125


/(1)/ The prices quoted above have been adjusted to reflect a 20% stock dividend paid in December 1999.

As a newly chartered bank, the Bank is prohibited from paying cash dividends for its first three years of operation without the permission of the North Carolina Commissioner of Banks.

                      AMERICAN COMMUNITY BANCSHARES, INC.
                            AMERICAN COMMUNITY BANK
                         GENERAL CORPORATE INFORMATION
--------------------------------------------------------------------------------


                                OFFICE LOCATIONS

Main Office:                      Wal-Mart Superstore Office:    Indian Trail Office:
2593 West Roosevelt Blvd.         2406 West Roosevelt Blvd.      13860 E. Independence Blvd.
Post Office Box 5035              Monroe, NC  28110              Post Office Box 1470
Monroe, NC  28111-5035            (704) 226-0696 Telephone       Indian Trail, NC  28079
(704) 225-8444 Telephone          (704) 226-9716 Facsimile       (704) 821-1014 Telephone
(704) 225-8445 Facsimile                                         (704) 821-1021 Facsimile


Marshville Office:                Mortgage & Factoring Office:   Sunset Office:
7001 East Marshville Blvd.        2593 W. Roosevelt Blvd.        120 East Sunset Drive
Marshville, NC  28103             Post Office Box 5035           Monroe, NC  28110
(704) 624-4800 Telephone          Monroe, NC  28111-5035         (704) 225-1967 Telephone
(704) 624-1964 Facsimile          (704) 225-8444 Telephone       (704) 225-9767 Facsimile
                                  (704) 225-8445 Facsimile

Matthews-Mint Hill Office:                                       Mt. Island Office:
7200 Matthews-Mint Hill Road                                     3500 Mt. Holly-Huntersville Rd
Charlotte, NC  28227                                             Charlotte, NC  28216
(704) 573-6547 Telephone                                         (704) 395-9900 Telephone
(704) 573-6553 Facsimile                                         (704) 395-9800 Facsimile

                           Regulatory and Securities Counsel

                                Gaeta & Glesener, P.A.
                                808 Salem Woods Drive
                                      Suite 201
                                  Raleigh, NC  27615
                              (919) 845-2558 Telephone
                              (919) 518-2146 Facsimile




Stock Transfer Agent                                             Independent Auditors

Registrar and Transfer Company                                   Dixon Odom PLLC
10 Commerce Drive                                                Post Office Box 70
Cranford, NJ  07016                                              Sanford, NC  27331-0070
(800) 456-0596

Annual Shareholders' Meeting

The Annual Meeting of the shareholders of American Community Bancshares, Inc. will be held at 10:00 a.m., Tuesday, April 17, 2001, at the American Community Bank, 2593 West Roosevelt Boulevard, Monroe, NC 28110.

Form 10-KSB

Copies of American Community Bancshares' Annual Report filed on Form 10-KSB with the Securities and Exchange Commission may be obtained by shareholders at no charge by writing: Dan R. Ellis, Jr., Secretary, American Community Bancshares, Inc., Post Office Box 5035, Monroe, North Carolina 28111-5035.