Form 10KSB, Exhibit 13
period 2002-12-31
AMERICAN COMMUNITY BANCSHARES INC
filed 2003-03-28
CIK 1106980

                                                                      EXHIBIT 13

Dear Shareholders, Customers
and Friends:

The directors, management and staff of American Community Bancshares, Inc. are pleased to report record results for 2002.

Earnings for the year ended December 31, 2002 were $1.3 million, a 74.3 percent increase over the similar period in 2001. The profit per share for 2002 was $0.51 compared to $0.42 in 2001, a 21 percent increase.

Total assets at year end 2002 were $215.1 million, an 18.2 percent increase of $33.2 million compared to December 2001. Total loans at the end of 2002 were $163 million, and total deposits were $174.3 million, reflecting increases of
16.1 percent and 12.5 percent respectively, when compared to 2001.

As you will see, the bank experienced many significant events in 2002 including:

.. Surpassed $1 million in earnings for the year

.. Surpassed $200 million in assets, ending the year at $215 million

.. Raised additional capital through the issuance of trust preferred securities and a common stock offering which totaled $11.6 million

.. Opened two new facilities in the Mint Hill area and the SouthPark area of Charlotte

.. Voted the #1 bank in Union County in The Enquirer-Journal's Readers Choice
  Awards

.. Moved to #2 in market share in Union County, up from #4 in 2001

.. Introduced new product initiatives including online banking, cash management services and an Overdraft Privilege program

.. Enhanced our senior management team

.. Enhanced our board of directors

American Community Bank is fortunate to have a depth of management unique to most banks in terms of service and market coverage. Our market executives are experienced commercial bankers who assume responsibilities for their individual markets with lending and retail banking. These bankers, who have more than 20 years of experience each, have authority to make decisions at local levels to meet their customers' needs.

We are also blessed to have strong leadership through our Board of Directors. We have strengthened our board by adding four new members: Frank L. Gentry, Carroll Edwards, Peter A. Pappas and David Guilford. Each brings valuable strategic expertise to different areas of our bank.

Despite the economic outlook, we remain optimistic for our bank and expect a prosperous 2003. We invite you to take time to review our annual report. It is more than a compilation of numbers, it tells our story.

Sincerely yours,

/s/ Randy P. Helton

Randy P. Helton
President & Chief Executive Officer

                                                               At or for the Year Ended December 31,
                                                           2002         2001        2000         1999
                                                           ----         ----        ----         ----
                                                              (In thousands, except per share data)
                                                        ------------------------------------------------
Summary of Operations
Interest income                                         $   11,463    $  11,958  $    9,247   $    3,457
Interest expense                                             5,294        7,094       4,995        1,424
                                                        ----------   ----------  ----------   ----------
Net interest income                                          6,169        4,864       4,252        2,033
Provision for loan losses                                      915          543         636          742
                                                        ----------   ----------  ----------   ----------
Net interest income after provision for loan losses          5,254        4,321       3,616        1,291
Non-interest income                                          2,030        1,790         914          493
Non-interest expense                                         6,067        5,365       4,638        2,684
                                                        ----------   ----------  ----------   ----------
Income (loss) before income taxes                            1,217          746        (108)        (900)
Income taxes (benefit)                                         (83)           -           -            -
                                                        ----------   ----------  ----------   ----------
Net income (loss)                                       $    1,300    $     746  $     (108)  $     (900)
                                                        ==========   ==========  ==========   ==========

Per Share Data (1)(2)
Net income (loss)
 Basic                                                  $     0.51   $     0.42  $    (0.07)  $    (0.55)
                                                        ==========   ==========  ==========   ==========
 Diluted                                                $     0.51   $     0.42  $    (0.07)  $    (0.55)
                                                        ==========   ==========  ==========   ==========
Cash dividends                                          $        -   $        -  $        -   $        -
                                                        ==========   ==========  ==========   ==========
Book value                                              $     8.17   $     7.52  $     6.97   $     7.04
                                                        ==========   ==========  ==========   ==========
Weighted average shares
 Basic                                                   2,569,385    1,779,763   1,641,269    1,641,269
                                                        ==========   ==========  ==========   ==========
 Diluted                                                 2,574,463    1,779,763   1,641,269    1,641,269
                                                        ==========   ==========  ==========   ==========

Balance Sheet Data
 Total assets                                           $  215,105   $  181,956  $  140,792     $ 73,594
 Investments (3)                                            32,570       30,042      23,350        8,718
 Loans, net of allowance for loan losses                   162,991      139,531     108,059       58,493
 Deposits                                                  174,315      154,909     122,048       54,987
 Borrowings (4)                                             13,281       10,703       6,702        6,700
 Trust preferred securities                                  3,500        2,000           -            -
Stockholders' equity                                        23,076       13,577      11,446       11,553


                                                          At or for the Year Ended December 31,
                                                        2002     2001      2000       1999
                                                        ----     ----      ----       ----
                                                         (In thousands, except per share data)
                                                        --------------------------------------
Selected Performance Ratios

Return on average assets                                0.65%    0.46%    (0.10%)    (1.99%)
Return on average equity                                6.55%    6.25%    (0.95%)    (7.50%)
Net interest spread (5)                                 2.72%    2.51%     3.40%      3.23%
Net interest margin (6)                                 3.26%    3.16%     4.28%      4.81%
Non-interest income as a
  percentage of total revenue (7)                      24.76%   26.90%    17.69%     19.52%
Non-interest income as a
  percentage of average assets                          1.01%    1.10%     0.86%      1.09%
Non-interest expense to average assets                  3.03%    3.29%     4.35%      5.94%
Efficiency ratio (8)                                   73.98%   80.63%    89.78%    106.25%

Assets Quality Ratios

Non performing loans to period-end loans                0.35%    0.66%     0.14%      0.00%
Allowance for loan losses to period-end loans           1.44%    1.23%     1.27%      1.37%
Allowance for loan losses to non performing loans        409%     187%      877%      0.00%
Non performing assets to total assets (9)               0.48%    0.56%     0.11%      0.00%
Net loan charge-offs to average loans outstanding       0.19%    0.15%     0.08%      0.00%

Capital Ratios

Total risk-based capital                               16.17%   11.54%    10.83%     19.53%
Total tier 1 risk-based capital                        14.92%   10.38%     9.66%     18.25%
Leverage ratio                                         12.43%    8.66%    13.10%     18.52%
Equity to assets ratio                                 10.73%    7.46%     8.13%     15.70%

Other Data

Number of banking offices                                  7        7         6          3
Number of full-time equivalent employees                  65       60        56         37

(1) Adjusted to reflect the dilutive effect of the 20% stock dividend in 1999 and the 10% stock dividend in 2002.
(2) Computed based on the weighted average number of shares outstanding during each period.
(3) Consists of interest-earning deposits with banks, investment securities available for sale, and FHLB stock.
(4) Consists of advances from the Federal Home Loan Bank securities sold under agreement to repurchase and capital lease obligations.
(5) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(6) Net interest margin is net interest income divided by average interest earning assets.
(7) Total revenue consists of net interest income and non-interest income.
(8) Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(9) Nonperforming assets consist of non-accrual loans, restructured loans, and foreclosed assets, where applicable.

                                    BUSINESS

Who We Are

American Community Bancshares, Inc. ("Bancshares") is a bank holding company that owns all of the common stock of American Community Bank ("the Bank"), a North Carolina-chartered bank with deposit accounts insured by the Bank Insurance Fund of the FDIC. Bancshares was incorporated on February 16, 2000 as a North Carolina-chartered corporation and became the holding company for the Bank on April 28, 2000. To become the Bank's holding company, Bancshares received approval of the Federal Reserve Board as well as the Bank's shareholders. Upon receiving such approvals, each share of the common stock of the Bank was exchanged on a one-for-one basis for shares of the common stock of Bancshares.

Since opening in November of 1998, we have accomplished the following:

     . Assembled a management team consisting of bankers from our local markets who each have over 20 years of banking experience;
     . Opened eight full service banking offices throughout Union County and Mecklenburg County, home of Charlotte, one of North Carolina's largest and fastest growing metropolitan areas;
     . Registered 10 consecutive quarters of profitability after becoming profitable in our 6th quarter of operation;
     . Developed separate divisions within the Bank to provide mortgage banking, account receivable financing and leasing products;
     . Implemented investment brokerage services through an agreement with Salomon Smith Barney;
     . Augmented our capital base through a local, best-efforts common stock offering of $1.3 million in early 2001, the private placement of $3.5 million of trust preferred securities in late 2001 and early 2002; and an additional public offering of units (which consisted of one share of stock and one warrant to buy stock) of $8.1 million in April 2002.
     . Listed our common stock on the Nasdaq SmallCap Market on July 17, 2001 under the symbol ACBA;
     . Developed a local identity in the communities we serve by sponsoring a wide variety of civic and charitable events.

The Bank operates for the primary purpose of serving the banking needs of individuals, and small to medium-sized businesses in our market area. While numerous banks in our market have chosen to focus on the affluent and high net worth individuals, we have chosen to focus on middle income households and the entrepreneurial segment of our market. We offer a wide range of banking services including checking, certificates of deposit and savings accounts, commercial, consumer and personal loans, mortgage, account receivable financing and leasing services and other associated financial services. We have also targeted the growing Hispanic market in our communities as a market niche by offering weekend banking at our Super Wal-Mart branch in Monroe and the partnering with Telecommunicaciones SA to provide a "Smart Card" for easy and safe transfer of funds to Mexico.

Our Market Area

We consider our primary market area to be the Southern Piedmont area of North Carolina, primarily in Union and Mecklenburg Counties; and to a lesser extent, adjoining counties. We expect our presence in the Southern Piedmont market area to increase in the future. The Bank serves our market area through eight full service branch locations including the Wal-Mart Superstore branch being open seven days a week to offer even more convenience to our customers. The Bank's customers may access various banking services through ATMs owned by the Bank and ATMs owned by others, through debit cards, and through the Bank's automated telephone and online banking products.

Union County had an estimated 2002 population of 124,000 and Mecklenburg County was estimated at 746,000. Both counties have a balanced and diversified economy. Monroe, with a population of approximately 26,000, is the largest city in Union County. Charlotte, with a population of approximately 580,000 is Mecklenburg County's and North Carolina's largest city. Union County is currently the second fastest growing county in North Carolina. Charlotte has consistently been one of the fastest growing areas of the Southeast and is ranked 26th in US population. In 2002, the unemployment rate was 5.3% for Union County and 5.8% for Mecklenburg County; both lower than the North Carolina state rate of 6.1%. In 2002, Union County had an estimated labor force of 64,270 and Mecklenburg County had 360,500. The major employment sectors in Union County are manufacturing (30.5%), construction (16.1%), retail trade (16.0%), and government (12.7%). Mecklenburg County's major employment sectors are services (43.8%), wholesale and retail trade (20.0%), finance, insurance and real estate (10.6%), transportation, communications and utilities (11.2%) and manufacturing (7.9%).

Trust Preferred Securities

On December 27, 2001, we formed a special purpose entity organized as a business trust under the laws of the State of Delaware. This business trust, called American Community Capital Trust I, was formed in order to allow us to issue trust preferred securities. As part of the issuance of trust preferred securities, we entered into a trust agreement with Wilmington Trust Company, as property trustee and an indenture with Wilmington Trust Company, as indenture trustee, and we issued debentures to American Community Capital Trust I under the indenture. We also executed a guarantee agreement with Wilmington Trust Company, as guarantee trustee, for the benefit of the eventual holders of our trust preferred securities.

On December 31, 2001 we privately placed 2,000 shares of American Community Capital Trust I 9% Trust Preferred Securities, having a value of $2,000,000. On March 1, 2002, we privately placed an additional 1,500 shares of American Community Capital Trust I 9% Trust Preferred Securities, having a liquidation value of $1,500,000. The trust preferred securities have a dividend yield equal to 9% of their face value each year and distributions are paid on a quarterly basis. Bancshares' source of funds for the required interest payments on the trust preferred securities is dividends payable by the Bank to Bancshares plus proceeds received from additional stock sold by Bancshares. However, the Bank could not pay any dividends to Bancshares until its accumulated deficit ($391,291 at December 31, 2001), was eliminated by future earnings, if any. As of December 31, 2002, the accumulated deficit had been eliminated. Under the terms of the trust preferred securities, Bancshares is permitted to defer the payment of interest on the trust preferred securities for up to 20 consecutive calendar quarters. The amount of any interest deferred also bears interest and must be paid at such time as funds are available to Bancshares.

Each of the purchasers of the trust preferred securities were advised by Bancshares prior to their purchase of the trust preferred securities that Bancshares would elect the deferral of interest option available to it for one or more calendar quarters in 2002 until the earnings of the Bank result in the elimination of the Bank's accumulated deficit. Bancshares did defer interest for the quarters ended March 31, 2002 and June 30, 2002. No additional dividends were deferred and all deferred and current dividends are currently being paid as scheduled.

Strategy

The Bank has expanded aggressively since its opening for business in November 1998. Because of its strong capital position created during its incorporation stage, the Bank had the requisite capital needed to permit it to immediately establish branch offices. The Bank's branching strategy is opportunistic: it has established branch offices in growing areas within Union and Mecklenburg Counties where there are opportunities to hire successful local bankers who have a loyal following of deposit and loan customers. To date we have centered each of our branch offices around such a local and experienced banker. Management also believes it is important in the early formation years to build branches that will provide convenience and efficiencies in its operational infrastructure. Charlotte is a highly competitive banking market with many competitors including money center, super-regional and community banks. The Bank's strategy is to develop a branch network surrounding Charlotte and to take advantage of opportunities that present themselves in both new geographic and new product markets. The Bank reorganized itself into the holding company form of organization to give it the greatest legal flexibility to take advantage of any opportunities that might arise. We will continue to search for opportunities, either for de novo branching, branch purchase or whole bank acquisitions, to complete our encirclement of the growing Charlotte market by progressing in either a south and west or north and west direction. In addition, we will remain open to opportunistic expansion through acquisition of whole banks in other growing metropolitan areas of North Carolina/South Carolina if the acquisition enhances shareholder value and there exists synergies of operations and compatible corporate culture (i.e. a community bank serving a community's needs).

Lending Activities

General. The Bank provides to its customers a full range of short- to medium-term commercial, agricultural, Small Business Administration guaranteed, mortgage, construction and personal loans, both secured and unsecured. The Bank also makes real estate mortgage and construction loans. The Bank has maintained a good balance between variable and fixed rate loans within its portfolio. Variable rate loans accounted for 56% of the loan balances outstanding at December 31, 2002 while fixed rate loans accounted for 44% of the balances. The Bank emphasized variable rate loans in 2002 due to the interest rate environment that prevailed during the year.

The Bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that the Bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the Bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of the Bank. The Bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by external loan examiners experienced in loan review work. The Bank has focused its portfolio lending activities on typically higher yielding commercial, construction and consumer loans.

Loan Composition. The following table sets forth at the dates indicated the Bank's loan portfolio composition by type of loan:

                                         2002                 2001                 2000                 1999
                                  ------------------   ------------------   ------------------   -----------------
                                   Amount    Percent    Amount    Percent    Amount    Percent    Amount   Percent
                                  --------   -------   --------   -------   --------   -------   -------   -------
                                                               (Dollars in Thousands)
Real estate - mortgage loans:
   1-4 family                     $ 12,426     7.52%   $ 10,329     7.32%   $  9,106     8.32%   $ 7,360    12.41%
   Commercial mortgage              58,237    35.24%     54,305    38.47%     29,538    26.99%    10,065    16.97%
   Construction/development         25,079    15.18%     13,692     9.70%     17,085    15.61%    10,551    17.79%
Home equity lines of credit         14,643     8.86%     12,996     9.20%      9,694     8.86%     3,865     6.52%
Commercial and industrial loans     33,313    20.16%     39,249    27.80%     35,673    32.59%    22,730    38.33%
Loans to individuals                 9,990     6.05%      9,809     6.95%      8,348     7.63%     4,735     7.98%
Lease financing, net                11,548     6.99%        795     0.56%         --       --         --       --
                                  --------   ------    --------   ------    --------   ------    -------   ------

Subtotal                           165,236   100.00%    141,175   100.00%    109,444   100.00%    59,306   100.00%
                                             ======               ======               ======              ======
Less: allowance for loan losses     (2,375)              (1,736)              (1,385)               (813)
Plus: net unamortized deferred
   fees and costs                      130                   92                   --
                                  --------             --------             --------             -------
Total                             $162,991             $139,531             $108,059             $58,493
                                  ========             ========             ========             =======

The following table sets forth the contractual maturity of loans at December 31, 2002:

                                             Greater than
                                               One Year
                                  One Year     Through      More Than
                                   Or Less     5 Years       5 Years      Total
                                  --------   ------------   ---------   --------
                                               (Dollars in thousands)
Real estate - mortgage loans:
   1-4 family                      $ 2,971      $ 9,390      $    65    $ 12,426
   Commercial mortgage              15,406       39,474        3,357      58,237
   Construction/development         22,824        2,255           --      25,079
Home equity lines of credit             --           --       14,643      14,643
Commercial and industrial loans     15,618       17,530          165      33,313
Loans to individuals                 2,790        7,174           26       9,990
Lease financing, net                   944       10,604           --      11,548
                                   -------      -------      -------    --------
      Total                        $60,553      $86,427      $18,256    $165,236
                                   =======      =======      =======    ========

The following table sets forth loans with fixed and variable rates having contractual maturities greater than one year at December 31, 2002:

                                   Fixed    Variable
                                    Rate      Rate       Total
                                  -------   --------   --------
                                      (Dollars in thousands)

Real estate - mortgage loans      $39,861    $14,680   $ 54,541
Home equity lines of credit            --     14,643     14,643
Commercial and industrial loans    12,049      5,646     17,695
Loans to individuals                7,200         --      7,200
Lease financing, net               10,604         --     10,604
                                  -------    -------   --------
                                  $69,714    $34,969   $104,683
                                  =======    =======   ========

Real Estate Loans. Real estate loans are made for purchasing, constructing and refinancing one-to-four family, five or more family and commercial properties. The Bank offers fixed and adjustable rate options, but limits the maximum fixed rate term to five years. The Bank provides customers access to long-term conventional real estate loans through its mortgage loan department, which makes loans for the account of third parties.

Residential one-to-four family loans amounted to $12.4 million at December 31, 2002. The Bank's residential mortgage loans are secured by properties located within the Bank's market area. Most of the one to four family residential mortgage loans that the Bank originates are for the account of third parties. Such loans are closed by the third party and therefore are not shown in the Bank's financial statements. The Bank receives a fee for each such loan originated, with such fees aggregating $488,000 for the year ended December 31, 2002. The Bank anticipates that it will continue to be an active originator of residential loans for the account of third parties.

The Bank has made, and anticipates continuing to make, commercial real estate loans. Commercial real estate loans equaled $58.2 million at December 31, 2002. This lending has involved loans secured principally by owner occupied commercial buildings for office, storage and warehouse space. The Bank requires the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may be in greater amount and involve a greater degree of risk than one to four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

Another of the Bank's primary lending focuses is construction/development lending with balances outstanding as of December 31, 2002 of $25.1 million. The Bank originates one to four family residential construction loans for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders and consumers for the construction of pre-sold homes. The Bank generally receives a pre-arranged permanent financing commitment from an outside banking entity prior to financing the construction of pre-sold homes. The Bank is active in the construction market and on occasion makes construction loans to builders of homes that are not presold, but limits the number of speculative loans to any one builder. This type of lending is only done with local, well-established builders and not to large or national tract builders. The Bank lends to builders who have demonstrated a favorable record of performance and profitable operations and who are building in markets that management believes it understands and in which it is comfortable with the economic conditions. The Bank also makes commercial real estate construction loans, primarily for owner-occupied properties. The Bank further endeavors to limit its construction lending risk through adherence to established underwriting procedures. The Bank generally requires documentation of all draw requests and utilizes third party appraisers to inspect the project prior to paying any draw requests from the builder. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment on construction loans.

Commercial Loans. Commercial business lending is also a focus of the Bank's lending activities. At December 31, 2002, the Bank's commercial loan portfolio equaled $33.3 million. Commercial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. The Bank also makes term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, cash flow, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment. Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans. More frequent repricing means that yields on our commercial loans adjust with changes in interest rates.

Loans to Individuals and Home Equity Lines of Credit. Loans to individuals (consumer loans) include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. The Bank attempts to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

Leasing. The Bank offers lease financing primarily to small business in our local market. The type of lease financing is generally limited to heavy machinery, manufacturing equipment, and specific vehicles. The leases are structured as to provide no residual risk to the Bank. The leasing division also requires personal guarantees on the majority of our leases. The leasing division, by its ability to offer all types of leases, creates tax advantages for Bancshares. The Bank purchased a leasing portfolio of approximately $6.5 million from a company whose management team then joined the Bank. The division's professional staff with over 30 years of combined leasing experience in our market, enhances the ability of the Bank to offer our customers a complete line of financial products.

Loan Approvals. The Bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the type of loans that Bancshares seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the Bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of the Bank. The Bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by independent, outside professionals experienced in loan review work.

Responsibility for loan review and loan underwriting resides with the Chief Lending Officer. He is responsible for loan processing, loan underwriting and approval. On an annual basis, the Board of Directors of the Bank determines the President's lending authority, who then delegates lending authorities to the Chief Lending Officer and other lending officers of the Bank. Delegated authorities may include loans, letters of credit, overdrafts, uncollected funds and such other authorities as determined by the Board of Directors or the President within his delegated authority.

The President and the Chief Lending Officer each have the authority to approve loans up to the lending limit set by the Board of Directors, which was $1,000,000 and $500,000, respectively at December 31, 2002. All loans above the lending limit of the President and the Chief Lending Officer are reviewed and approved by the Loan Committee, which consists of the President and four outside directors. In addition, the Chief Lending Officer serves as a non-voting member. At December 31, 2002 the Loan Committee had the authority to approve loans up to $1,500,000. All loans above the lending limit of the Loan Committee are reviewed and approved by the full Board of Directors. The Bank's legal lending limit was $2.6 million at December 31, 2002. The Bank seldom makes loans approaching its legal lending limit.

The Bank is an active home mortgage originator and most of our offices have trained lending personnel to originate home mortgage loans for the account of third parties. We currently have six lending relationships to which we sell substantially all home mortgages to enable it to satisfy special lending requests of its borrowing customers.

The Bank offers a credit card on an agency basis as an accommodation to its customers. The Bank assumes none of the underwriting risk.

Nonperforming Assets

The table sets forth, for the period indicated, information about our nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.

                                        At December 31,
                                   ------------------------
                                    2002     2001     2000
                                   ------   ------   ------
                                    (Dollars in thousands)
Nonaccrual loans                   $  580   $  930   $  158
Restructured loans                     --       --       --
                                   ------   ------   ------
   Total nonperforming loans          580      930      158
Foreclosed real estate and other
   repossessed assets                 463       94       --
                                   ------   ------   ------
   Total nonperforming assets      $1,043   $1,024   $  158
                                   ======   ======   ======
Accruing loans past due
   90 days or more                 $  684   $   56   $   --
Allowance for loan losses           2,375    1,736    1,385
Nonperforming loans to
   period end loans                  0.35%    0.66%    0.14%
Allowance for loan losses to
   period end loans                  1.44%    1.23%    1.27%
Allowance for loan losses to
   nonperforming loans                409%     187%     877%
Nonperforming assets
   to total assets                   0.48%    0.56%    0.11%

The financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on nonaccrual basis. Loans are accounted for on a nonaccrual basis when there are serious doubts about the collectibility of principal or interest. In general, a loan is placed on nonaccrual status when the loan becomes past due 90 days. Loans are also placed on nonaccrual status in cases where there is uncertainty as to whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower's ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by management in assessing the adequacy of the allowance for loan losses. At December 31, 2002, no loans had been identified as potential problem loans.

At December 31, 2002, Bancshares had $580,000 in nonaccrual loans. Interest foregone on nonaccrual loans was approximately $24,000 for the year ended December 31, 2002 and $16,000 for the year ended December 31, 2001.

Other real estate owned consists of foreclosed properties. At December 31, 2002, foreclosed real estate and other repossessed assets totaled $464,000 or .22% of total assets, and consisted of three single-family residences and one vehicle. At December 31, 2001, foreclosed real estate and other repossessed assets totaled $94,000 or .05% of total assets, and consisted of one single-family residence.

Analysis of Allowance for Loan Losses

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses is increased by provisions charged to operations and by recoveries of amounts previously charged off, and reduced by loans charged off. The adequacy of the allowance is evaluated at least quarterly. In evaluating the adequacy of the allowance, the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors deriving from our limited history of operations are all considered. Because of Bancshares' limited history, the loss experience and allowance levels of other similar banks and the historical experience encountered by management and senior lending officers prior to joining Bancshares are also considered. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require adjustments to the allowance for loan losses based upon judgments different from those of management.

Bancshares uses a risk grading program, as described under "ASSET QUALITY," to facilitate the evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers, reviewed by Credit Administration, and reviewed by a third party. Bancshares strives to maintain the loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of Bancshares' market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. Bancshares has no foreign loans and does not engage in highly leveraged transactions.

Bancshares follows a loan review program designed to evaluate the credit risk in the loan portfolio. Through this loan review process, an internally classified watch list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses is maintained. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower's ability to repay, the borrower's payment history and the current delinquent status. As a result of this process, certain loans are categorized as substandard, doubtful or loss and reserves are allocated based on management's judgment and historical experience.

Loans classified as "substandard" are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that

Bancshares will sustain some losses if the deficiencies are not corrected. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. Loans classified as "loss" are considered uncollectible and of such little value that their continuance as assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, loans are also categorized based upon risk grade and loan type, assigning an allowance allocation based upon each category.

Growth in loans outstanding has, throughout Bancshares' history, been the primary reason for increases in the allowance for loan losses and the resultant provisions for loan losses necessary to provide for those increases. This growth has been spread among the major loan categories, with the concentrations of major loan categories being relatively consistent in recent years. Between December 31, 2000 and December 31, 2002, the range of each major category of loans as a percentage of total loans outstanding is as follows: 1-4 family mortgage loans - 7% to 8%, commercial mortgage loans - 27% to 39%, construction/development real estate loans - 10 to 16%; home equity loans - 8% to 9%; commercial and industrial loans - 20% to 33%; loans to individuals - 6% to 8%; and lease financing - 1% to 7%. For all full fiscal years through 2002, Bancshares' loan loss experience was similar to that of other new banks, with net loan charge-offs in each year no greater than .19% of average loans outstanding. The allowance for loan losses at December 31, 2002 of $2.4 million represents 1.44% of total loans and 409% of nonperforming loans.

The allowance for loan losses represents management's estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. Specific allowances are made that are allocated to certain individual loans and pools of loans based on risk characteristics, as discussed below. While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while Bancshares believes it has established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the portfolio, will not require adjustments to the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect the financial condition and results of operations of Bancshares.

The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future losses may occur.

                                                                     At December 31,
                                  -------------------------------------------------------------------------------------
                                        2002                   2001                 2000                  1999
                                  -------------------   -------------------   -------------------   -------------------
                                           % of Total            % of Total            % of Total            % of Total
                                  Amount   Loans (1)    Amount   Loans (1)    Amount   Loans (1)    Amount   Loans (1)
                                  ------   ----------   ------   ----------   ------   ----------   ------   ----------
                                                                (Dollars in thousands)
Real estate loans                 $  994      57.94%    $  796     55.49%     $  575     50.92%      $338      47.17%
Home equity lines of credit           42       8.86%        79      9.20%        104      8.86%        61       6.52%
Commercial and industrial loans      970      20.16%       679     27.80%        574     32.59%       337      38.33%
Loans to individuals                 219       6.05%       182      6.95%        132      7.63%        77       7.98%
Lease financing, net                 150       6.99%        --      0.56%         --        --                    --
                                  ------     ------     ------    ------      ------    ------       ----     ------
   Total                          $2,375     100.00%    $1,736    100.00%     $1,385    100.00%      $813     100.00%
                                  ======     ======     ======    ======      ======    ======       ====     ======

/1/ Represents total of all outstanding loans in each category as a percent of total loans outstanding.

The following table presents for the periods indicated information regarding changes in the allowance for loan losses:

                                      At or for the Years Ended December 31,
                                     ----------------------------------------
                                       2002       2001       2000      1999
                                     --------   --------   --------   -------
                                               (Dollars in thousands)
Balance at beginning of period       $  1,736   $  1,385   $    813        71
Charge-offs:
   Real estate loans                       --         --         --        --
   Home equity lines of credit             --         --         --        --
   Commercial and industrial loans        298        156         19        --
   Lease financing, net                    --         --         --        --
   Loans to individuals                    16         40         45        --
                                     --------   --------   --------   -------
      Total charge-offs                   314        196         64        --
                                     --------   --------   --------   -------
Recoveries:
   Real estate loans                       --         --         --        --
   Home equity lines of credit             --         --         --        --
   Commercial and industrial loans         34         --         --        --
   Lease financing, net                    --         --         --        --
   Loans to individuals                     4          4         --        --
                                     --------   --------   --------   -------
      Total recoveries                     38          4         --        --
                                     --------   --------   --------   -------
Net charge-offs                           276        192         64        --

Provision for loan losses                 915        543        636       742
                                     --------   --------   --------   -------
Balance at end of period             $  2,375   $  1,736   $  1,385   $   813
                                     ========   ========   ========   =======

Total loans outstanding              $165,366   $141,267   $109,444   $59,306

Average loans outstanding            $146,530   $127,486   $ 83,730   $34,471
Allowance for loan losses
   to total loans outstanding            1.44%      1.23%      1.27%     1.37%
Ratio of net loan charge-offs
   to average loans outstanding          0.19%      0.15%      0.08%     0.00%

Investment Activities

Bancshares' portfolio of investment securities, all of which are available for sale, consists solely of U.S. Government agency and mortgage-backed securities.

Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to stockholders' equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is the Bank's policy to classify all investment securities as available for sale.

The following table summarizes the amortized costs, gross unrealized gains and losses and the resulting market value of securities available for sale:

                                                           2002
                                      ---------------------------------------------
                                                    Gross        Gross
                                      Amortized   Unrealized   Unrealized    Fair
                                        Cost        Gains        Losses      Value
                                      ---------   ----------   ----------   -------
                                                  (Dollars in thousands)
Securities available for sale:
   U. S. Government agencies           $12,724       $ 77         $--       $12,801
   Mortgage-backed securities           14,511        153          --        14,664
                                       -------       ----         ---       -------
Total securities available for sale    $27,235       $230         $--       $27,465
                                       =======       ====         ===       =======

                                                           2001
                                      ---------------------------------------------
                                                    Gross        Gross
                                      Amortized   Unrealized   Unrealized    Fair
                                        Cost        Gains        Losses      Value
                                      ---------   ----------   ----------   -------
                                                  (Dollars in thousands)
Securities available for sale:
   U. S. Government agencies           $12,525       $141         $--       $12,666
                                       =======       ====         ===       =======

                                                           2000
                                      ---------------------------------------------
                                                    Gross        Gross
                                      Amortized   Unrealized   Unrealized    Fair
                                        Cost        Gains        Losses      Value
                                      ---------   ----------   ----------   -------
                                                  (Dollars in thousands)
Securities available for sale:
   U. S. Government agencies             $150         $2          $--        $152
                                         ====         ==          ===        ====

The following table summarizes the amortized cost and recorded and market values of securities available-for-sale at December 31, 2002, by contractual maturity groups:

                                            Amortized    Fair     Book
                                              Cost       Value    Yield
                                            ---------   -------   -----
Securities available for sale
   U S Government agencies
      Due within one year                    $ 2,704    $ 2,718   4.04%
      Due after one but within five years     10,020     10,083   3.16%
      Due after five but within ten years         --         --     --
      Due after ten years                         --         --     --
                                             -------    -------   ----
                                             $12,724    $12,801   3.37%
                                             -------    -------   ----

   Mortgage-backed securities
      Due within one year                         --         --     --
      Due after one but within five years         --         --     --
      Due after five but within ten years    $ 6,087    $ 6,135   3.97%
      Due after ten years                      8,424      8,529   4.03%
                                             -------    -------   ----
                                             $14,511    $14,664   4.00%
                                             -------    -------   ----

Total securities available for sale
      Due within one year                    $ 2,704    $ 2,718   4.04%
      Due after one but within five years     10,020     10,083   3.16%
      Due after five but within ten years      6,087      6,135   3.97%
      Due after ten years                      8,424      8,529   4.03%
                                             -------    -------   ----
                                             $27,235    $27,465   3.71%
                                             =======    =======   ====

Deposit Activities

Bancshares provides a range of deposit services, including non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and the desire to increase or decrease certain types or maturities of deposits.

The Bank periodically uses brokered deposits as consistent with asset and liability management policies. At December 31, 2002 we had no broker deposits. We rarely bid on political funds for municipalities as such deposits are extremely rate sensitive and due to fiduciary pressures on government officials, not as stable as regular corporate and individual customers.

The Bank offers a variety of deposit programs to individual and to small-to-medium size businesses and other organizations at interest rates generally competitive with local market conditions. For some of our corporate customers who require such a service, we provide a courier service for non-cash deposit pickup. The following table sets forth the average balances and rates for each of the deposit categories for the periods indicated:

                                                         Year Ended December 31,
                                      -----------------------------------------------------------
                                             2002                 2001                2000
                                      ------------------   ------------------   -----------------
                                      Average    Average   Average    Average   Average   Average
                                      Balance     Rate     Balance     Rate     Balance    Rate
                                      --------   -------   --------   -------   -------   -------
                                                         (Dollars in thousands)
Interest bearing NOW and
   money market accounts              $ 34,227    0.98%    $ 26,891    2.16%    $17,095    3.53%
Other time deposits                     59,448    3.55%      55,882    5.81%     32,011    6.35%
Time deposits greater than $100,000     51,115    3.83%      47,155    6.21%     28,818    6.51%
                                      --------             --------             -------
   Total interest bearing deposits     144,790    3.04%     129,928    5.20%     77,924    5.79%
Demand and other non-interest
   bearing deposits                     20,863               15,590              10,104
                                      --------             --------             -------
   Total average deposits             $165,653    2.66%    $145,518    4.64%    $88,028    5.13%
                                      ========    =====    ========    ====     =======    ====

The following table indicates the amount of the Bank's certificates of deposit by interest rate and by time remaining until maturity as of December 31, 2002.

                                                More than three        More than six
                       Three months or less   months to six months   months to one year   More than one year          Total
                       --------------------   --------------------   ------------------   ------------------   ------------------
                                  Weighted              Weighted               Weighted             Weighted             Weighted
                                   Average               Average                Average              Average              Average
                        Amount      Rate       Amount     Rate       Amount      Rate     Amount      Rate     Amount      Rate
                        -------   --------     ------   --------     -------   --------   -------   --------   -------   --------
                                                                  (Dollars in thousands)
Certificates of
   $100,000 or more     $14,532     2.68%      $7,820     2.98%      $12,065     3.15%    $22,593     4.05%    $57,010     3.36%

Certificates of less
   Than $100,000         15,383     2.67%       9,283     2.72%       11,113     2.76%     28,488     3.77%     64,267     3.18%

Borrowings

Borrowed funds consist of advances from the Federal Home Loan Bank of Atlanta ("FHLB"), securities sold under agreement to repurchase, federal funds purchased and obligations under a capitalized lease for the Bank's main office facility. The following table summarizes balance and rate information for borrowed funds as of the dates and for the periods indicated.

                                                  At or for the Year
                                                  Ended December 31,
                                                  ------------------
                                                    2002     2001
                                                   ------   ------
                                                (Dollars in thousands)
AMOUNTS OUTSTANDING AT END OF PERIOD:

Advances from the FHLB
Amount                                             $9,000   $9,000
Weighted average rate                                4.92%    4.92%

Securities sold under agreement to repurchase
Amount                                             $2,576       --
Weighted average rate                                1.17%

Capitalized lease obligation
Amount                                             $1,705   $1,703
Weighted average rate                                8.24%    8.24%

MAXIMUM AMOUNT OUTSTANDING AT ANY MONTH-END:

Advances from the FHLB                             $9,000   $9,000
Securities sold under agreement to repurchase       2,601       --
Federal funds purchased                                --    3,500
Capitalized lease obligation                        1,705    1,703

AVERAGES DURING THE PERIOD:

Advances from the FHLB
Average balance                                    $9,000   $3,447
Weighted average rate                                4.92%    5.57%

Securities sold under agreement to repurchase
Average balance                                    $  337       --
Weighted average rate                                1.15%      --

Federal funds purchased
Average balance                                        --   $   67
Weighted average rate                                  --     3.93%

Capitalized lease obligation

Average balance                                    $1,704   $1,702
Weighted average rate                                8.24%    8.24%

As an additional source of funding, we use advances from the FHLB. Outstanding advances at December 31, 2002 and 2001 were as follows:

      2002 and 2001                      Call Feature                Amount         Rate
------------------------   -------------------------------------   ----------   -----------
Due on June 30, 2003       None                                    $2,000,000   4.77% Fixed
Due on June 28, 2004       None                                     2,000,000   5.24% Fixed
Due on December 19, 2011   Callable by FHLB on December 19, 2006    5,000,000   4.85% Fixed
                                                                   ----------   -----------
Total FHLB borrowings /
   weighted average rate                                           $9,000,000      4.92%
                                                                   ==========   ===========

Pursuant to collateral agreements with the FHLB, advances are secured by all of the Company's FHLB stock and a blanket lien on qualifying first mortgage loans.

Bancshares also has available lines of credit totaling $11.5 million from correspondent banks at December 31, 2002.

Banking Technology

We provide our customers with truncation of their deposit accounts (check imaging) and 24 hour telephone banking that permits our depositors to check balances, last cleared checks and deposit confirmation. Due to our imaging of all documentation, our customer service representatives can access past statements and paid checks in a matter of seconds, eliminating research fees for our customers and eliminating any waiting time for such research. We implemented Internet banking for our personal customers during the fourth quarter of this year and are in the testing stages of our business Internet banking. We are very excited about the capability these products bring to our customers. In spring of 2000, the Bank was awarded the OMNI award by the Kirchman Corporation, one of the nation's largest provider of banking software in honor of its commitment to technology.

The Bank has seven ATM facilities attached to seven of its existing banking offices and intends to expand this to each of its offices in the near future. The Bank's ATM cards are linked to the nationwide Cirrus(R), Plus(R) and Star(R) systems, allowing the Bank's customers to withdraw funds from any ATM machine honoring these systems.

Competition

Commercial banking in North Carolina is highly competitive in large part due to early adoption of statewide branching. We compete in our market areas with some of the largest banking organizations in the state and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit or taking investment monies such as mutual funds and brokerage firms. Many of our competitors have broader geographic markets and higher lending limits than us and are also able to provide more services and make greater use of media advertising. In Union County, for example, there are currently 33 offices of 9 different commercial banks (including the largest banks in North Carolina). In Mecklenburg County, there are currently 230 offices of 18 different commercial banks (including the largest banks in North Carolina). As an example, immediately to the west of Union County is Mecklenburg County and Charlotte, home of Bank of America, Wachovia and numerous other banks of varying sizes. While we typically do not compete directly for loans with these larger banks however, they do influence our deposit products. We do compete more directly with mid-size and small community banks that have offices in our market areas. There are also a number of new community banks in Mecklenburg and Union Counties that have a direct competitive effect as borrowers tend to "shop" the terms of their loans and deposits.

The enactment of legislation authorizing interstate banking has caused great increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina. For example, South Trust Bank, Birmingham, Alabama, a large multi-state financial institution has branches throughout North Carolina, including Mecklenburg County and Regions Bancshares, also from Birmingham, Alabama, recently acquired a community bank in Charlotte.

Despite the competition in our market areas, we believe that we have certain competitive advantages that distinguish us from our competition. We believe that our primary competitive advantages are our bankers, each of whom is well known in his or her community with strong personal and business ties to that community with a loyal customer following. Our bankers each have a strong local identity and affiliation with their communities. We offer customers modern banking services without forsaking community values such as prompt, personal service and friendliness. We also have established local advisory boards in certain of our communities to help us better understand their needs and to be "ambassadors" of the Bank in those communities. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, shareholders, and the communities we serve which results in referrals from shareholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors serve on boards of local civic and charitable organizations. As an example, the Bank was recognized in 1999, 2000, 2001, and 2002 for outstanding contributions to the United Way Campaign for Union County. The Bank is very active in the Special Olympics for Union County and has been honored by Special Olympics as "Business of the Year" for out sponsorship and volunteer efforts. In addition, we were voted the #1 bank in Union County in the Enquirer Journal Reader's Choice Awards.

Union County also is home to a large Hispanic population and the Bank is working with the government of Mexico to provide affordable and safe wire transfer services from residents living in the United States to their relatives in Mexico. We have signed an agreement with Telecomm USA Ltd. in conjunction with Telecommunicaciones de Mexico. For a fee paid to the Bank, the service allows Mexican citizens working in the United States to present U.S. dollars at the Bank's branches for transfer to individuals in Mexico. This transfer uses a "smart card" that is held by the Mexican national and encoded with the necessary information to legally effect the transfer. Additionally, to better serve the Hispanic population, the Bank's branch in the Wal-Mart Superstore in Monroe is staffed with bilingual tellers and targets the fast growing Hispanic market. Because the Wal-Mart Superstore branch is open seven days a week (the only Union County bank to offer seven days a week banking), international transfers and all other banking services can be completed at times other than traditional banking hours.

The Bank has also entered into a revenue sharing agreement with Salomon Smith Barney, in which the Bank receives revenue for business generated by a broker located in our offices. Currently, a Salomon Smith Barney representative is only located in our main office, but visits all our branch locations periodically when the opportunity arises.

As a community service providing a competitive edge, the Bank sponsors small business seminars and features various speakers on topics of interest to growing small businesses. The Bank attempts to bring together in one place a variety of experts to discuss timely issues of importance to business owners regarding such matters as e-commerce, investments, and estate and retirement planning. This social setting also provides small business owners with an opportunity to network with other small business owners in our communities. Further, through its Kidz Club, the Bank offers savings accounts designed for young savers. Lastly, the Bank has developed a Senior Citizens account for customers 50 years and older. Named the "Golden Eagle Account" this product offers free travelers checks, free safe deposit box, interest on daily balances, free wallet-style checks, free quarterly breakfasts with guest speakers and quarterly day trips. The Bank sponsors the quarterly day trips as a way to attract Senior Citizens' accounts and to further tie them in their loyalty to the Bank.

Properties

The following table sets forth the location of our main office and branch offices, as well as certain information relating to these offices to date.

                                                    Approximate
Office Location                     Year Opened   Square Footage   Owned or Leased
---------------                     -----------   --------------   ---------------
Main Office                            1999           14,774           Leased
2593 West Roosevelt Boulevard
Monroe, NC  28110

Indian Trail Branch                    1999            3,850           Leased
13860 East Independence Boulevard
Indian Trail, NC  28079

Sunset Branch                          1999              450           Leased
120 East Sunset Drive
Monroe, NC  28110

Wal-Mart Superstore Branch             2000              600           Leased
2406 West Roosevelt Boulevard
Monroe, NC  28110

Marshville Branch                      2000            3,500           Leased
7001 East Marshville Boulevard
Marshville, NC  28103

Mint Hill                              2000            2,500           Leased
7200 Matthews-Mint Hill Road
Mint Hill, NC  28227

Mountain Island Branch                 2000            4,500            Owned
3500 Mt. Holly-Huntersville Road
Charlotte, NC 28216

SouthPark Branch                       2003            2,800           Leased
4500 Cameron Valley Parkway
Charlotte, NC 28211

The Bank has entered into a Commercial Lease Agreement with TyPar Realty, Inc. for the lease of a portion of a two-story building constructed by L. C. Tyson Construction, Inc. This building serves as the main office of the Bank. TyPar Realty, Inc. and L. C. Tyson Construction, Inc. are related interests of Carlton Tyson, a director of Bancshares. The lease is for thirty years commencing in 1999 with increases every five years plus taxes and other common area expenses. The Bank has a right of first refusal to lease the remainder of the building as it becomes available and to purchase the building should it be offered for sale. This lease was entered into at arms-length and at then current market rates. The lease has been reviewed by an independent third party real estate appraiser for assurance that the terms of the lease are not more favorable than would be engaged with any other party. Additionally, after a sealed bid process, L. C. Tyson Construction, Inc. was awarded as low bidder, the construction contract for the Bank's permanent buildings in Marshville and Mountain Island. The Bank believes the terms of that contract are fair to the Bank. The Bank sold and leased back the Marshville branch in 2001 to Carroll Edwards in an arms - length transaction at then current market rates. In 2002 Mr. Edwards was elected to the board of directors of the Bank.

Employees

As of December 31, 2002, we had 62 full-time employees and 5 part-time employees. None of these employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.

Litigation

There are no pending legal proceedings other than those incurred in the normal course of business to which the Bank or Bancshares is a party, or of which any of their property is the subject.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

American Community Bancshares' stock is listed on the Nasdaq SmallCap market under the symbol "ACBA". It began trading on this market on July 17, 2000. In addition warrants to buy shares of American Community Bancshares' included as a part of the units sold in April 2002 are also traded on the Nasdaq SmallCap market under the symbol "ACBAW". There are approximately 2.8 million shares outstanding at December 31, 2002 owned by approximately 2,500 shareholders. In addition 1.0 million warrants to buy stock at a price of $10.50 per share, which expire April 30, 2005, are outstanding at December 31, 2002. The table below lists the high and low prices at which trades were completed during each quarter indicated for our stock and warrants to buy stock. Prices are adjusted to reflect our stock split effected in the form of a 10% stock dividend in January 2002.

                                 Sale Price
                   ---------------------------------------
                       Stock       Warrants to Buy Stock**
                   -------------   -----------------------
                    High    Low          High    Low
                   -----   -----        -----   -----
2001
First Quarter      $8.41   $7.05           --      --
Second Quarter      8.18    7.05           --      --
Third Quarter       8.41    6.59           --      --
Fourth Quarter      9.08    7.55           --      --

2002
First Quarter      $8.86   $8.05           --      --
Second Quarter      9.00    8.05        $1.21   $1.00
Third Quarter       8.35    7.65         1.12    0.85
Fourth Quarter      8.44    7.80         0.85    1.20

**Bancshares sold units in April 2002 which included one share of stock and a warrant to buy one share of stock at $10.50 per share. The units separated into the respective common stock and warrant in June 2002. The warrants expire on April 30, 2005.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The following presents management's discussion and analysis of our financial condition and results of operations and should be read in conjunction with the financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. All per share data has been adjusted to give retroactive effect to the stock split effected in the form of a 20% stock dividend in 1999 and a 10% stock dividend in January 2002. The following discussion is intended to assist in understanding the financial condition and results of operations of Bancshares. Because American Community Bancshares, Inc. has no material operations and conducts no business on its own other than owning its subsidiaries, American Community Bank and American Community Capital Trust I, and because American Capital Trust I had no operations subsequent to its formation in 2001 other than the issuance of Trust Preferred Securities, the discussion contained in this Management's Discussion and Analysis concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, American Community Bancshares and American Community Bank are collectively referred to herein as American Community Bancshares or Bancshares unless otherwise noted.

                                    OVERVIEW

In April 2000, Bancshares was formed as a holding company for the Bank. Upon formation, one share of Bancshares' $1 par value common stock was exchanged for each of the then outstanding 1,492,063 shares of the Bank's $5 par value common stock. Bancshares formed a financing subsidiary, American Community Capital Trust I ("Capital Trust I"), in order to raise capital in the form of trust preferred securities. Bancshares currently has no operations and conducts no business on its own other than owning the Bank and Capital Trust I.

The Bank was opened for business as a North Carolina-chartered commercial bank on November 16, 1998. It completed its first full fiscal year on December 31, 1999. The Bank operates out of its main office at 2593 West Roosevelt Boulevard, Monroe, North Carolina. It also operates four other full service branches in Union County and two full service branches in Mecklenburg County for a total of seven offices. The Bank also opened another full service branch in Mecklenburg County on March 3, 2003 in the SouthPark area of Charlotte.

The Bank is a North Carolina-chartered banking corporation. The Bank's lending activities are oriented to the consumer/retail customer as well as the small-to-medium sized business located in the Union and Mecklenburg County areas. The Bank offers commercial, consumer, and mortgage lending products, as well as the ability to structure credit arrangements to fit specialized needs through factoring, leasing arrangements and other products. The deposit services offered by the Bank include small business and personal checking and savings accounts and certificates of deposit. The Bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts. Additional funding includes borrowings from the FHLB. The Bank also offers investment services through an agreement with Salomon Smith Barney investment brokers.

Comparison of Financial Condition at December 31, 2002 and 2001

Total assets at December 31, 2002 increased by $33.1 million or 18.2% to $215.1 million compared to $182.0 million at December 31, 2001. Bancshares had earning assets of $197.9 million at year-end December 31, 2002 consisting of $165.4 million in gross loans, $27.9 million in investment securities and FHLB stock and $4.6 million in overnight investments. Total deposits as of December 31, 2002 increased by $19.4 million or 12.5% to $174.3 million compared to $154.9 million at December 31, 2001. Total borrowings as of December 31, 2002 increased by $4.1 million or 32.1% from $12.7 million to $16.8 million. Stockholders' equity was $23.1 million at December 31, 2002 compared to $13.6 million at December 31, 2001 for an increase of $9.5 million or 70.0%.

Gross loans grew by $24.1 million or 17.1% from $141.3 million as of December 31, 2001 to $165.4 million at year-end 2002. The composition of the loan portfolio, by category, as of December 31, 2002 is as follows: 8% 1-4 family mortgage loans, 35% commercial mortgage real estate loans, 15% construction/development real estate loans, 9% home equity lines of credit, 20% commercial loans, 6% consumer and other loans to individuals and 7% leases. The real estate category experienced the most significant net increase growing $17.4 million from $78.3 million to $95.7 million. Within the real estate category, 1-4 family loans grew $2.1 million from $10.3 million to $12.4 million, commercial mortgage real estate loans grew $3.9 million from $54.3 million to $58.2 million while construction/development loans increased $11.4 million from $13.7 million to $25.1 million. These construction/development loans are primarily single family residences and owner occupied commercial properties. The Bank does not make acquisition and development loans. Net increases in other loan categories included $1.6 million in home equity lines of credit, $181,000 in consumer and other loans to individuals and $10.8 million in leases. The commercial and industrial loan portfolio actually decreased $5.9 million. The Bank purchased a leasing portfolio of approximately $6.5 million from a company whose management team then joined the Bank. The remainder of the portfolio increase results from internally generated leases. The bank takes no residual risk in the leasing portfolio as all lease residuals are personally guaranteed by the borrower. The composition of the loan portfolio at December 31, 2001, by category, was 7% 1-4 family mortgage loans, 38% commercial mortgage real estate loans, 10% construction/development real estate loans, 9% home equity lines of credit, 28% commercial loans, 7% consumer and other loans to individuals and 1% leases.

Bancshares recorded a $915,000 provision for loan losses for the year ended December 31, 2002, representing an increase of $372,000 from the $543,000 provision for the year ended December 31, 2001. Bancshares has continued to increase the level of the allowance for loan losses principally as a result of the continued growth in the loan portfolio. Additional reserves have also been recorded against loans currently classified as impaired. Bancshares also experienced an increase in net loan charge-offs during 2002, to $276,000 from $192,000 in 2001. The percentage of net loan charge-offs to average loans outstanding was .19% for the year ended December 31, 2002 as compared with .15% for year ended December 31, 2001. Nonperforming loans totaled $580,000 or .35% of total loans at December 31, 2002, down from $930,000 or .66% of total loans at December 31, 2001. The allowance for loan losses at December 31, 2002 of $2.4 million represents 1.44% of total loans and 409% of nonperforming loans. The allowance for loan losses at December 31, 2001 of $1.7 million represents 1.23% of total loans and 187% of nonperforming loans.

Bancshares had investment securities of $27.5 million at December 31, 2002. All investments are accounted for as available for sale under Statement of Financial Accounting Standards (SFAS) No. 115 and are presented at fair value. The portfolio increased by $14.8 million from the $12.7 million balance at December 31, 2001. Additions to the investment portfolio included $40.5 million in new securities purchases. Activities resulting in portfolio decreases included $6.0 in security sales and $19.7 million in security maturities, calls and principal re-payments.

Interest-earning deposits with banks decreased by $12.3 million primarily as a result of our decision to shift funds into investment securities which provide higher yields. Bancshares holds funds in interest-earning deposits with banks to provide liquidity for future loan demand and to satisfy fluctuations in deposit levels.

Non interest-earning assets increased by $7.1 million from $12.4 million at December 31, 2001 to $19.5 million at December 31, 2002. The increase is primarily attributable to an increase of $5.6 million to $12.2 million in the cash and due from banks category. This includes cash on hand and customer deposits and other cash receipts that are in the process of collection and not available for overnight investment. Accrued interest receivable also increased $39,000 to $955,000 at December 31, 2002 as a result of the increase in earning assets. Bank premises and equipment was $4.6 million at December 31, 2002 an increase of $692,000 from December 31, 2001. The increase resulted primarily from the completion of our Mountain Island branch and other asset acquisitions totaling $1.1 million and was reduced by depreciation of $435,000. Foreclosed real estate was $447,000 at December 31, 2002 an increase of $353,000 from December 31, 2001. This increase is primarily due to the foreclosure of two 1-4 family properties in 2002. Other assets increased by $460,000 at December 31, 2002 to $1.3 million. This increase is primarily attributable to a $478,000 decrease in the deferred tax asset valuation allowance due to management's determination that it is more likely than not that the entire deferred tax asset balance will be realized.

Total deposits increased $19.4 million or 12.5% from $154.9 million on December 31, 2001 to $174.3 on December 31, 2002. The composition of the deposit base, by category, at December 31, 2002 is as follows: 13% non-interest bearing demand deposits, 3% savings deposits, 15% money market and interest bearing demand deposits and 69% time deposits. All deposit categories other than money market and interest bearing demand experienced increases over the twelve-month period. The decrease in money market account balances primarily resulted in the close out of an escrow account balance for a North Carolina community bank that began operation in 2002. As of December 31, 2002, the balance in the escrow account was $3.2 million. Dollar and percentage increases (decreases) by category were as follows: non-interest bearing demand deposits, $5.7 million or 35%; savings deposits, $1.7 million or 63%, money market and interest bearing demand deposits, ($3.8 million) or (13%), and time deposits, $15.8 million or 15%. Time deposits of $100,000 or more totaled $57.0 million, or 33% of total deposits at December 31, 2002. The composition of deposits at December 31, 2001 was 10% non-interest bearing demand deposits, 2% savings deposits, 20% money market and interest bearing demand deposits and 68% time deposits. Time deposits of $100,000 or more at December 31, 2001 were $47.8 million or 31% of total deposits.

During 2002, Bancshares maintained advances from the FHLB. At December 31, 2002 $9.0 million of advances were outstanding with maturity dates ranging from June 2003 through December 2011. The balance of FHLB advances at December 31, 2001 was also $9.0 million. These advances are secured by a blanket lien on 1-4 family mortgage loans and certain loans secured by commercial property. Bancshares also maintained the capital lease for its main office. The recorded obligation under this capital lease at December 31, 2002 was $1.7 million. In addition, Capital Trust I issued additional Trust Preferred securities in the amount of $1.5 million during 2002 at a fixed rate of 9% which increased the outstanding balance to $3.5 million at December 31, 2002 from $2.0 million at December 31, 2001, or a 75% increase. The Trust Preferred securities have a maturity of thirty years with a five-year continuous call provision and are eligible for inclusion as Tier 1 capital. The Bank also began offering corporate customers the option to sweep excess checking account balances into one day maturity repurchase agreements which are collateralized by certain of the Bank's investment securities. The balance as of December 31, 2002 was $2.6 million.

Other liabilities increased by $167,000 to $933,000 at December 21, 2002 from $766,000 at December 31, 2001. The increase was primarily due to the increase in accrued income taxes for the year.

Bancshares began 2002 with total stockholders' equity of $13.6 million. Total equity increased to $23.1 million at December 31, 2002. This increase was due to comprehensive income for 2002 of $1.4 million combined with the sale of approximately 1.0 million shares of common stock which, after expenses of the sale, resulted in net proceeds of $8.0 million. In addition 17,000 options to buy stock were exercised resulting in $145,000 in net proceeds.

Net Interest Income

Like most financial institutions, the primary component of earnings for Bancshares is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of noninterest-bearing liabilities. During the fiscal years ended December 31, 2002, 2001 and 2000, average interest-earning assets were $189.2 million, $154.0 million, and $99.4 million, respectively. During these same periods, Bancshares' net yields on average interest-earning assets (net interest margin) were 3.26%, 3.16%, and 4.28%, respectively.

Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Average loans include nonaccruing loans, the effect which is to lower the average rates shown.

                                      Year Ended December 31, 2002    Year Ended December 31, 2001    Year Ended December 31, 2000
                                      -----------------------------   -----------------------------   -----------------------------
                                      Average               Average   Average               Average   Average               Average
                                      Balance    Interest    Rate     Balance    Interest    Rate     Balance    Interest    Rate
                                      --------   --------   -------   --------   --------   -------   --------   --------   -------
                                                                          (Dollars in thousands)
Interest-earning assets:
   Loans                              $146,530    $10,381    7.08%    $127,486    $10,806    8.48%    $ 83,730    $8,314     9.93%
   Investments                          20,446        758    3.71%      13,102        631    4.82%         360        22     6.11%
   Interest-earning deposits            22,252        325    1.46%      13,438        521    3.88%      15,311       911     5.95%
                                      --------    -------             --------    -------             --------    ------

      Total interest-earning assets    189,228     11,464    6.06%     154,026     11,958    7.76%      99,401     9,247     9.30%
                                                  -------    ----                 -------    ----                 ------     ----

Other assets                            11,229                           9,291                           7,154
                                      --------                        --------                        --------

      Total assets                    $200,457                        $163,317                        $106,555
                                      ========                        ========                        ========

Interest-bearing liabilities:
   Deposits:
      Savings                         $  3,585         32     .89%    $  2,268         35    1.54%    $  1,593        35     2.20%
      Money Market and NOW              30,642        304     .99%      24,623        547    2.22%      15,502       569     3.67%
      Time                             110,563      4,064    3.68%     103,037      6,175    5.99%      60,829     3,908     6.42%
   Borrowings/(1)/                      13,904        894    6.43%       5,216        337    6.46%       6,730       482     7.16%
                                      --------    -------             --------    -------             --------    ------

      Total interest-bearing
         liabilities                   158,694      5,294    3.34%     135,144      7,094    5.25%      84,654     4,994     5.90%
                                                  -------    ----                 -------    ----                 ------     ----

Non-interest-bearing deposits           20,863                          15,590                          10,104
Other liabilities                        1,050                             642                             408
Stockholders' equity                    19,850                          11,941                          11,389
                                      --------                        --------                        --------

      Total liabilities and
         stockholders' equity         $200,457                        $163,317                        $106,555
                                      ========                        ========                        ========

Net interest income and
   interest rate spread                           $ 6,170    2.72%                $ 4,864    2.51%                $4,253     3.40%
                                                  =======    ====                 =======    ====                 ======     ====

Net yield on average
   interest-earning assets                                   3.26%                           3.16%                           4.28%
                                                             ====                            ====                            ====

Ratio of average interest-earning
   assets to average
   interest-bearing liabilities         119.24%                         113.97%                         117.42%
                                      ========                        ========                        ========

/(1)/ Borrowings includes borrowings from the Federal Home Loan Bank, securities sold under agreement to repurchase, capital lease obligation and trust preferred securities

Rate/Volume Analysis

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

                                           December 31, 2002 vs. 2001     December 31, 2001 vs. 2000
                                          ----------------------------   ----------------------------
                                          Increase (Decrease)            Increase (Decrease)
                                               Due to                          Due to
                                          -------------------            -------------------
                                            Volume    Rate      Total      Volume    Rate      Total
                                            ------   -------    ------     ------   -------    ------
                                                                    (Dollars in thousands)
Interest income:
   Loans                                    $1,482   $(1,908)   $ (426)    $4,027   $(1,535)   $2,492
   Investment securities                       313      (186)      127        696       (87)      609
   Interest-earning deposits with banks        235      (431)     (196)       (92)     (298)     (390)
                                            ------   -------    ------     ------   -------    ------

      Total interest income                  2,030    (2,525)     (495)     4,631    (1,920)    2,711
                                            ------   -------    ------     ------   -------    ------
Interest expense:
   Deposits                                    477    (2,834)    2,357      2,858      (613)    2,245
   Borrowings                                  560        (4)     (556)      (103)      (42)     (145)
                                            ------   -------    ------     ------   -------    ------

      Total interest expense                 1,037    (2,838)   (1,801)     2,755      (655)    2,100
                                            ------   -------    ------     ------   -------    ------

Net interest income                         $  993   $   313    $1,306     $1,876   $(1,265)   $  611
                                            ======   =======    ======     ======   =======    ======

Comparison of Results of Operations for the Years Ended December 31, 2002 and
2001

Net Income. Bancshares generated net income in 2002 of $1.3 million compared to net income in 2001 of $746,000. On a per share basis, earnings were $.51 for 2002 compared to earnings of $.42 for 2001. Return on average assets was .65% and .46% and return on average equity was 6.55% and 5.82% for the years ended December 31, 2002 and 2001, respectively.

Earnings for the year ended December 31, 2002 were positively impacted by strong growth in average earning assets and by increases in net interest income and non-interest income. The impact of the growth in average earning assets was further enhanced by the reduction in the cost of interest-bearing liabilities, which decreased to 3.34% in 2002 from 5.25% in 2001.

Net Interest Income. Net interest income increased $1.3 million from $4.9 million in 2001 to $6.2 million in 2002. Total interest income benefited from strong growth in average earning assets combined with an increase in net interest margin from 3.16% in 2001 to 3.26% in 2002.

Total average earning assets increased $35.2 million or 23% from an average of $154.0 million in 2001 to an average of $189.2 million in 2002. Bancshares experienced good loan growth during 2002 with average loan balances increasing by $19.0 million. The increase in the average balance investment securities and interest-earning deposits was $16.2 million. Total interest income decreased $495,000 due to a decrease in yield on earning assets from 7.76% in 2001 to 6.06% in 2002. This decrease was partially offset by the increase in average earning assets of $35.2 million. Average total interest-bearing liabilities increased by $23.6 million during 2002, consisting of a $14.9 million in average interest-bearing deposits while average borrowings increased $8.7 million. The decrease in interest expense of $1.8 million resulted from $1.2 million of additional expense due to growth in interest-bearing liabilities and a savings of $3.0 million due to reductions in interest rates.

Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended 2002 was 3.26% compared to 3.16% for 2001. The increase in net interest margin resulted from the differences between the terms and conditions of earning assets and interest-bearing liabilities. Interest rates on a significant portion of our earning assets, such as certain loans and short-term investments, are tied to index rates, including the prime lending rate and the Federal Funds rate. Conversely, rates on a significant portion of interest-bearing liabilities such as certificates of deposits and borrowings remain fixed until maturity. When interest rates remain relatively constant as was the case for most of 2002, rates on assets remain stable while most longer term deposits and borrowings re-price at lower rates. The average yield on earning assets for 2002 was 6.06% or 170 basis points lower than the 7.76% for 2001. The 2002 average cost of interest-bearing liabilities was 3.34% or 191 basis points lower than the 5.25% for 2001. As a result, the interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, increased 21 basis points from 2.51% in 2001 to 2.72% in 2002.

Provision for Loan Losses. Bancshares' provision for loan losses for 2002 was $915,000, representing a $372,000 or 68% increase over the $543,000 recorded for 2001. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under "Analysis of Loan Losses." The increase in the 2002 provision, as compared to the 2001 provision, is principally due to probable losses from a line of credit in the factoring portfolio. The allowance for loan losses was $2.4 million at December 31, 2002, representing 1.44% of total outstanding loans and 409% of non-performing loans. The allowance for loan losses at December 31, 2001 was $1.7 million or 1.23% of total outstanding loans at that date.

Non-interest Income. Non-interest income increased by $239,000 or 13% to $2.0 million for the year ended December 31, 2002 compared with $1.8 million for the prior year. Non-interest income as a percentage of total revenue decreased from 26.9% in 2001 to 24.8% in 2002. The decrease was primarily due to the increase of $1.3 million in net interest income in 2002. The largest components of non-interest income were service charges on deposit accounts of $1.2 million in 2002 as compared to $949,000 in 2001 or a 30% increase, fees from mortgage banking operations of $488,000 in 2002 as compared to $404,000 in 2001 or a 21% increase, and fees from factoring operations of $96,000 in 2002 as compared to $219,000 in 2001 or a 56% decrease. Service charge income increased as a result of the $3.6 million or 7% increase in deposit transaction accounts from $49.4 million at December 31, 2001 to $53.0 million at December 31, 2002. In addition, the Bank offered an overdraft privilege program to certain of its customers, which generated additional fee income. Fees from mortgage banking operations increased due to the continued favorable mortgage interest rate environment in 2002. Fees from factoring operations decreased due to decreased emphasis in this type of lending.

Non-interest Expenses. Total non-interest expense increased from $5.4 million in 2001 to $6.1 million in 2002. This 13% increase was primarily due to the expansion of the Bank's branches from six to seven during 2001, increases in compensation associated with the increase in our mortgage banking operations and increases in professional expenses primarily related to loan related activities. These categories accounted for $501,000 of the $701,000 increase in non-interest expense. Salaries and benefits expense was $3.0 million for the year ended December 31, 2002, representing a $281,000 or 10% increase over the $2.7 million recorded for the prior year. Occupancy and equipment cost was $1.1 million for the year ended December 31, 2002 representing a $79,000 or 8% increase over the $1.0 million for the prior year. Professional fee cost was $383,000 for the year ended December 31, 2002 representing a $140,000 or 58% increase over the $243,000 for the prior year.

Provision for Income Taxes. Bancshares had a tax benefit of $83,000 for the year ended December 31, 2002 compared to no income tax expense or benefit in 2001, principally due to adjustments to the valuation allowance associated with deferred tax assets. This valuation allowance has been fully released due to management's determination that it is more likely than not that the entire deferred tax asset will be realized.

Comparison of Results of Operations for the Years Ended December 31, 2001 and
2000

Net Income (Loss). Bancshares generated net income in 2001 of $746,000 compared to a net loss in 2000 of $108,000. On a per share basis, earnings were $.42 for 2001 compared to a loss of ($.07) for 2000. Return on average assets was .46% and (.10%) and return on average equity was 6.25% and (.95%) for the years ended December 31, 2001 and 2000, respectively.

Earnings for the year ended December 31, 2001 were positively impacted by strong growth in average earning assets and by increases in net interest income and non-interest income. The impact of the growth in average earning assets was tempered by the sharp decline in short-term interest rates during the year, which adversely impacted Bancshares' net interest margin during 2001. During the year ended December 31, 2001, the Federal Reserve cut the target rate on Federal Funds eleven times, reducing the target rate from 6.50% to 1.75%.

Net Interest Income. Net interest income increased $611,000 from $4.3 million in 2000 to $4.9 million in 2001. Total interest income benefited from strong growth in average earning assets that offset the lower asset yields resulting from the reductions in short-term rates during the year.

Total average earning assets increased $54.6 million or 55% from an average of $99.4 million in 2000 to an average of $154.0 million in 2001. Bancshares experienced strong loan growth during 2001 with average loan balances increasing by $43.7 million. The increase in average volume for investment securities and interest-earning deposits was $10.9 million. The increase in total interest income was $2.7 million resulting from an increase of $4.6 million due to growth in average earning assets and a decrease of $1.9 million due to a decline in yield on earning assets. Average total interest-bearing liabilities increased by $50.5 million during 2001, consisting of a $52.0 million in average interest-bearing deposits while average borrowings decreased $1.5 million. The increase in interest expense of $2.1 million resulted from $2.8 million of additional expense due to growth in interest-bearing liabilities and a savings of $655,000 due to reductions in interest rates.

Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended 2001 was 3.16% compared to 4.28% for 2000. The Federal Reserve Open Market Committee (FOMC) cut short-term interest rates eleven times during 2001 for a total of 475 basis points. The decline in net interest margin resulted from the differences between the terms and conditions of earning assets and interest-bearing liabilities. Interest rates on a significant portion of our earning assets, such as certain loans and short-term investments, are tied to index rates, including the prime lending rate and the Federal Funds rate. Conversely, rates on a significant portion of interest-bearing liabilities such as certificates of deposits and borrowings remain fixed until maturity. When an interest rate reduction occurs on certain assets are reduced immediately while the impact on deposits and borrowings is delayed until such time as these instruments mature and are replaced with instruments that reflect the interest rate reduction. The average yield on earning assets for 2001 was 7.76% or 154 basis points lower than the 9.30% for 2000. The 2001 average cost of interest-bearing liabilities was 5.25% or 65 basis points lower than the 5.90% for 2000. The interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, declined 89 basis points from 3.40% in 2000 to 2.51% in 2001.

Provision for Loan Losses. Bancshares' provision for loan losses for 2001 was $543,000, representing a $93,000 or 15% decrease over the $636,000 recorded for 2000. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under "Analysis of Loan Losses." The decrease in the 2001 provision, as compared to the 2000 provision, is principally due to the reduced rate of growth in total outstanding loans from 85% in 2000 to 29% in 2001. The allowance for loan losses was $1.7 million at December 31, 2001, representing 1.23% of total outstanding loans and 187% of non-performing loans. The allowance for loan losses at December 31, 2001 was $1.4 million or 1.27% of total outstanding loans at that date.

Non-interest Income. Non-interest income increased by $877,000 or 96% to $1.8 million for the year ended December 31, 2001 compared with $914,000 for the prior year. Non-interest income as a percentage of total revenue increased from 17.7% in 2000 to 26.9% in 2001. The largest components of non-interest income were service charges on deposit accounts of $949,000 in 2001 as compared to $539,000 in 2000 or a 76% increase, fees from mortgage banking operations of $404,000 in 2001 as compared to $190,000 in 2000 or a 113% increase, and fees from factoring operations of $219,000 in 2001 as compared to $127,000 in 2000 or a 72% increase. Service charge income increased primarily as a result of the $16.2 million or 50% increase in deposit transaction accounts from $33.3 million at December 31, 2001 to $49.5 million at December 31, 2000. Fees from mortgage banking operations increased due to the favorable mortgage interest rate environment in 2001. Fees from factoring operations increased due to the $1.1 million or 131% increase in the average balance of factored receivables outstanding during the year, from $857,000 in 2000 to $2.0 million in 2001.

Non-interest Expenses. Total non-interest expense increased from $4.6 million in 2000 to $5.4 million in 2001. This 16% increase was primarily due to the expansion of the Bank's branches from six to seven and increases in compensation associated with the increase in our mortgage banking operations. The two categories of non-interest expenses most affected were personnel and occupancy expense. These two categories accounted for $640,000 of the $727,000 increase in non-interest expense. Salaries and benefits expense was $2.7 million for the year ended December 31, 2001, representing a $476,000 or 21% increase over the $2.2 million recorded for the prior year. Occupancy and equipment cost was $1.0 million for the year ended December 31, 2001 representing a $164,000 or 19% increase over the $851,000 for the prior year.

Provision for Income Taxes. Bancshares had no income tax expense or benefit in 2001 or 2000, principally due to adjustments to the valuation allowance associated with deferred tax assets. It is expected that as Bancshares continues to be profitable and begins to demonstrate a sustained pattern of profitability, the valuation allowance will be adjusted accordingly with the benefit reflected in net income.

Liquidity and Capital Resources

Maintaining adequate liquidity while managing interest rate risk is the primary goal of Bancshares' asset and liability management strategy. Liquidity is the ability to fund the needs of Bancshares' borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, loan and mortgage-backed security principal repayments, deposit growth and borrowings from the Federal Home Loan Bank are presently the main sources of Bancshares' liquidity. Bancshares' primary uses of liquidity are to fund loans, operating expenses, deposit withdrawals, repay borrowings and to make investments.

As of December 31, 2002, liquid assets (cash and due from banks, interest-earning deposits with banks, and investment securities available for sale) were approximately $44.3 million, which represents 20.6% of total assets and 23.2% of total deposits and borrowings. Supplementing this liquidity, Bancshares has available lines of credit from correspondent banks of approximately $11.5 million and an additional line of credit with the FHLB equal to 15% of assets (subject to available qualified collateral, with borrowings of $9.0 million outstanding from the FHLB at December 31, 2002). At December 31, 2002, outstanding commitments to extend credit were $4.7 million and available line of credit balances totaled $19.8 million. Management believes that the combined aggregate liquidity position of Bancshares is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

Certificates of deposit represented 69.0% of Bancshares' total deposits at December 31, 2002 basically unchanged from 68.1% at December 31, 2001. Bancshares' growth strategy will include efforts focused at increasing the relative volume of transaction deposit accounts. Certificates of deposit of $100,000 or more represented 33.0% of Bancshares' total deposits at December 31, 2002. These deposits are generally considered rate sensitive, but management believes most of them are relationship-oriented. While Bancshares will need to pay competitive rates to retain these deposits at maturity, there are other subjective factors that will determine Bancshares' continued retention of those deposits.

Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The FDIC and the Federal Reserve, the primary regulators of the Bank and Bancshares, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to its assets in accordance with these guidelines. At December 31, 2002, both Bancshares and the Bank maintained capital levels exceeding the minimum levels for "well capitalized" bank holding companies and banks.

Capital Ratios

Bancshares and the Bank are subject to minimum capital requirements. As the following table indicates, at December 31, 2002, we exceeded our regulatory capital requirements.

                                            At December 31, 2002
                                     ----------------------------------
                                                               Well-
                                     Actual     Minimum     Capitalized
                                     Ratio    Requirement   Requirement
                                     ------   -----------   -----------
American Community Bank:
   Total risk-based capital ratio    10.84%      8.00%         10.00%
   Tier 1 risk-based capital ratio    9.59%      4.00%          6.00%
   Leverage ratio                     7.98%      4.00%          5.00%

American Community Bancshares:
   Total risk-based capital ratio    16.17%      8.00%            NA
   Tier 1 risk-based capital ratio   14.92%      4.00%            NA
   Leverage ratio                    12.43%      4.00%            NA

Asset/Liability Management

Bancshares' asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond Bancshares' control, such as market interest rates and competition, may also have an impact on Bancshares' interest income and interest expense.

In the absence of other factors, the yield or return associated with Bancshares' earning assets generally will increase from existing levels when interest rates rise over an extended period of time and, conversely, interest income will decrease when interest rates decline. In general, interest expense will increase when interest rates rise over an extended period of time and, conversely, interest expense will decrease when interest rates decline.

Interest Rate Gap Analysis. As a part of its interest rate risk management policy, Bancshares calculates an interest rate "gap." Interest rate "gap analysis" is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities, which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "positive gap" for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a "positive gap" would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its income should be negatively affected. Conversely, the cost of funds for an institution with a "positive gap" would generally be expected to increase more slowly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "negative gap."

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to pay out over a five-year decay schedule. In making the "gap" computations, standard assumptions regarding prepayment rates and deposit decay rates have been used for interest-earning assets and interest-bearing liabilities. In addition, the table reflects scheduled principal payments, which will be received throughout the lives of the loans. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

                                                     Terms to Repricing at December 31, 2002
                                           ------------------------------------------------------------
                                                       More Than     More Than
                                           3 Months     3 Months      6 Months       Over
                                           or Less    to 6 Months   to 12 Months   12 Months     Total
                                           --------   -----------   ------------   ---------   --------
                                                            (Dollars in thousands)
INTEREST EARNING-ASSETS
   Loans Receivable:
      Real estate mortgage loans           $ 54,419     $   790        $  2,555     $ 38,108   $ 95,872
      Home equity lines of credit            14,643          --              --           --     14,643
      Commercial and industrial loans        18,781         909           2,346       11,277     33,313
      Loans to individuals                    4,738       4,836             416           --      9,990
      Lease financing, net                    4,024       4,395           3,129           --     11,548
   Interest earning deposits with banks       4,655          --              --           --      4,655
   Investment securities                      7,876       7,224           2,346       10,019     27,465
   Stock in FHLB of Atlanta                      --          --              --          450        450
                                           --------     -------        ---------    --------   --------
      Total interest-earning assets        $109,136     $18,154        $ 10,792     $ 59,854    $197,936
                                           ========     =======        =========    ========   ========

INTEREST-BEARING LIABILITIES
   Deposits:
      Interest-bearing demand              $ 12,518     $   685        $  1,369     $ 16,403   $ 30,975
      Time                                   29,781      17,103          23,312       51,081    121,277
   Borrowings (1)                             2,576       2,000              --        8,705     13,281
   Trust preferred                               --          --              --        3,500      3,500
                                           --------     -------        ---------    --------   --------
      Total interest-bearing liabilities   $ 44,875     $19,788        $ 24,681     $ 79,689   $169,033
                                           ========     =======        =========    ========   ========

INTEREST SENSITIVITY GAP PER PERIOD        $ 64,261     $(1,634)       $(13,889)    $(19,835)  $ 28,903

CUMULATIVE INTEREST
   SENSITIVITY GAP                         $ 64,261     $62,627        $ 48,738     $ 28,903   $ 28,903

CUMULATIVE GAP AS A
   PERCENTAGE OF TOTAL
   INTEREST-EARNING ASSETS                    32.47%      31.64%          24.62%       14.60%     14.60%

CUMULATIVE INTEREST-EARNING
   ASSETS AS A PERCENTAGE OF
   CUMULATIVE INTEREST
   BEARING LIABILITIES                       243.20%     196.85%         154.55%      117.10%    117.10%

(1) Includes advances from the Federal Home Loan Bank, securities sold under agreement to repurchase and capital lease obligations.

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

Critical Accounting Policies and Estimates

Bancshares' discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Bancshares to make estimates and judgments regarding uncertainties that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, Bancshares evaluates its estimates which are based upon historical experience and on other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Bancshares' significant accounting policies are described in Note 1 to the consolidated financial statements. Bancshares considers the following accounting policies to be most critical in their potential effect on its financial position or results of operations:

Allowance for Loan Losses

The most critical estimate concerns Bancshares' allowance for loan losses. Bancshares records provisions for loan losses based upon known problem loans and estimated deficiencies in the existing loan portfolio. Bancshares' methodology for assessing the appropriations of the allowance for loan losses consists of two key components, which are a specific allowance for identified problem or impaired loans and a formula allowance for the remainder of the portfolio.

Identified problem and impaired loans are measured for impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. The adequacy of the allowance is also reviewed by management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of Bancshares and other conditions, such as new loan products, collateral values, loan concentrations, changes in the mix and volume of the loan portfolio; trends in portfolio credit quality, including delinquency and charge-off rates; and current economic conditions that may affect a borrower's ability to repay. Although management believes it has established and maintained the allowance for loan losses at appropriate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

Interest Income Recognition

Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Interest is generally not accrued on loans 90 days or more past due unless the loans are adequately secured and in the process of collection. Interest is not accrued on other loans when management believes collection is doubtful. All loans considered impaired are non-accruing. Interest on non-accruing loans is recognized as payments are received when the ultimate collectibility of interest is no longer considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued is reversed against current-period interest income.

Contractual Obligations and Commitments

In the normal course of business there are various outstanding contractual obligations of Bancshares that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table reflects contractual obligations of the Bank outstanding as of December 31, 2002.

                                                           Payments Due by Period
                                         ---------------------------------------------------------
                                                      On Demand
                                                    or Less than                            After
      Contractual Obligations              Total       1 Year      1-3 Years   4-5 Years   5 Years
-------------------------------------    --------   ------------   ---------   ---------   -------
                                                            (In thousands)
Short-term borrowings                    $ 11,576     $  4,576      $ 2,000     $    --    $ 5,000
Lease obligations                           9,958          711        1,334         938      6,975
Deposits                                  174,315      123,234       41,639       9,442         --
                                         --------     --------      -------     -------    -------

   Total contractual cash obligations    $195,849     $128,521      $44,973     $10,380    $11,975
                                         ========     ========      =======     =======    =======

The following table reflects other commitments of the Bank outstanding as of December 31, 2002.

                                                  Amount of Commitment Expiration Per Period
                                            -------------------------------------------------------
                                              Total
                                             Amounts    Less than                            After
          Other Commitments                 Committed    1 Year     1-3 Years   4-5 Years   5 Years
-----------------------------------------   ---------   ---------   ---------   ---------   -------
                                                               (In thousands)
Standby letters of credit                    $ 1,908     $ 1,908       $ --        $--      $   --
Home equity lines of credit                    8,809          --         --         --       8,809
Undisbursed lines of credit                    8,168       7,057        619         --         492
Undisbursed portion of construction loans     10,609      10,412        196          1          --
                                             -------     -------       ----        ---      ------

   Total other commitments                   $29,494     $19,377       $815        $ 1      $9,301
                                             =======     =======       ====        ===      ======

Related Party Transactions

Bancshares' related party transactions for the same three year period have been limited to 1) loans made to executive officers and directors in the ordinary course of business and 2) the lease of certain buildings at prevailing market rates. At December 31, 2002, Bancshares has loans outstanding to executive officers and directors totaling approximately $7.2 million. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related borrowers. Management does not believe these loans involve more than the normal risk of collectibility or present other unfavorable features. The $7.2 million in outstanding related party loans represents 4.3% of Bancshares' total loan portfolio. Bancshares has never charged-off a loan to a related party.

AMERICAN COMMUNITY BANCSHARES, INC.
================================================================================

TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------
Independent Auditors' Report ........................................      1

Consolidated Balance Sheets .........................................      2

Consolidated Statements of Operations ...............................      3

Consolidated Statements of Stockholders' Equity .....................      4

Consolidated Statements of Cash Flows ...............................      5

Notes to Consolidated Financial Statements ..........................      6

                             [LOGO] DIXON ODOM PLLC

                                 DIXON ODOM PLLC
                  Certified Public Accountants and Consultants

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors
American Community Bancshares, Inc. and Subsidiaries
Monroe, North Carolina

We have audited the accompanying consolidated balance sheets of American Community Bancshares, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Community Bancshares, Inc. and Subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ Dixon Odom PLLC
-------------------------
Charlotte, North Carolina
February 10, 2003

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
================================================================================

                                                       2002           2001
                                                   ------------   ------------
ASSETS

Cash and due from banks                            $ 12,183,388   $  6,583,333
Interest-earning deposits with banks                  4,654,826     16,926,003
Investment securities available for
   sale, at fair value                               27,465,261     12,665,557

Loans                                               165,365,696    141,266,675
Allowance for loan losses                            (2,375,000)    (1,736,000)
                                                   ------------   ------------
      NET LOANS                                     162,990,696    139,530,675

Accrued interest receivable                             954,603        915,340
Bank premises and equipment                           4,638,644      3,947,063
Foreclosed real estate                                  446,514         93,806
Federal Home Loan Bank stock, at cost                   450,000        450,000
Other assets                                          1,321,140        843,757
                                                   ------------   ------------
      TOTAL ASSETS                                 $215,105,072   $181,955,534
                                                   ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
   Demand - noninterest-bearing                    $ 22,062,449   $ 16,320,830
   Savings                                            4,434,718      2,716,361
   Money market and NOW                              26,540,456     30,416,779
   Time                                             121,277,275    105,454,633
                                                   ------------   ------------
      TOTAL DEPOSITS                                174,314,898    154,908,603

Borrowings                                            9,000,000      9,000,000
Securities sold under agreement to repurchase         2,575,597             --
Capital lease obligation                              1,705,445      1,703,479
Accrued expenses and other liabilities                  932,927        766,217
Trust preferred securities                            3,500,000      2,000,000
                                                   ------------   ------------
      TOTAL LIABILITIES                             192,028,867    168,378,299
                                                   ------------   ------------
Stockholders' Equity
   Preferred stock, no par value, 1,000,000
      shares authorized; none issued                         --             --
   Common stock, $1 par value, 9,000,000
      shares authorized, 2,824,376 and 1,642,241
      shares issued and outstanding                   2,824,376      1,642,241
   Additional paid-in capital                        19,191,220     12,239,926
   Retained earnings (deficit)                          908,920       (391,291)
   Accumulated other comprehensive income               151,689         86,359
                                                   ------------   ------------
      TOTAL STOCKHOLDERS' EQUITY                     23,076,205     13,577,235
                                                   ------------   ------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $215,105,072   $181,955,534
                                                   ============   ============

See accompanying notes.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2001 and 2000
================================================================================

                                                       2002          2001         2000
                                                   -----------   -----------   ----------
INTEREST INCOME
   Loans, including fees                           $10,380,593   $10,806,488   $8,313,909
   Taxable investment securities                       758,072       630,872       21,874
   Interest-earning deposits with banks                324,785       521,110      911,139
                                                   -----------   -----------   ----------
      TOTAL INTEREST INCOME                         11,463,450    11,958,470    9,246,922
                                                   -----------   -----------   ----------
INTEREST EXPENSE
   Money market, NOW and savings deposits              335,677       582,456      604,368
   Time deposits                                     4,064,354     6,174,731    3,907,665
   Borrowings                                          446,199       197,165      341,540
   Securities sold under agreement to repurchase         3,863            --           --
   Capital lease obligation                            140,337       140,183      140,874
   Trust preferred securities                          303,408            --           --
                                                   -----------   -----------   ----------
      TOTAL INTEREST EXPENSE                         5,293,838     7,094,535    4,994,447
                                                   -----------   -----------   ----------
      NET INTEREST INCOME                            6,169,612     4,863,935    4,252,475

PROVISION FOR LOAN LOSSES                              915,256       543,361      636,339
                                                   -----------   -----------   ----------
      NET INTEREST INCOME AFTER
         PROVISION FOR LOAN LOSSES                   5,254,356     4,320,574    3,616,136
                                                   -----------   -----------   ----------
NON-INTEREST INCOME
   Service charges on deposit accounts               1,231,175       949,390      538,688
   Mortgage banking operations                         488,018       404,422      190,220
   Factoring operations                                 95,776       219,036      126,952
   Gain on sale of investment securities                40,770         3,410           --
   Other                                               174,070       214,099       57,735
                                                   -----------   -----------   ----------
      TOTAL NON-INTEREST INCOME                      2,029,809     1,790,357      913,595
                                                   -----------   -----------   ----------
NON-INTEREST EXPENSE
   Salaries and employee benefits                    2,999,608     2,718,515    2,242,707
   Occupancy and equipment                           1,093,897     1,014,602      850,806
   Other                                             1,973,106     1,631,960    1,544,224
                                                   -----------   -----------   ----------
      TOTAL NON-INTEREST EXPENSE                     6,066,611     5,365,077    4,637,737
                                                   -----------   -----------   ----------
      INCOME (LOSS) BEFORE INCOME TAXES              1,217,554       745,854     (108,006)

INCOME TAXES (BENEFIT)                                 (82,657)           --           --
                                                   -----------   -----------   ----------
      NET INCOME (LOSS)                            $ 1,300,211   $   745,854   $ (108,006)
                                                   ===========   ===========   ==========
      BASIC AND DILUTED NET
        INCOME (LOSS) PER COMMON SHARE             $       .51   $       .42   $     (.07)
                                                   ===========   ===========   ==========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
   Basic                                             2,569,385     1,779,763    1,641,269
                                                   ===========   ===========   ==========
   Diluted                                           2,574,435     1,779,763    1,641,269
                                                   ===========   ===========   ==========

See accompanying notes.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000
================================================================================

                                                                                           Accumulated
                                         Common stock          Additional   Accumulated       other          Total
                                   -----------------------      paid-in       earnings    comprehensive   stockholders'
                                     Shares      Amount         capital      (deficit)        income         equity
                                   ---------   -----------    -----------   -----------   -------------   -------------
Balance, January 1, 2000           1,492,063   $ 7,460,315    $ 5,121,344   $(1,029,139)    $     --       $11,552,520

Comprehensive loss:
   Net loss                               --            --             --      (108,006)          --          (108,006)
   Unrealized gains on
      available-for-sale
      securities, net                     --            --             --            --        1,547             1,547
                                                                                                           -----------
Total comprehensive loss                                                                                      (106,459)
                                                                                                           -----------
Formation of American
   Community Bancshares, Inc.
   (Note A)                               --    (5,968,252)     5,968,252            --           --                --
                                   ---------   -----------    -----------   -----------     --------       -----------
Balance, December 31, 2000         1,492,063     1,492,063     11,089,596    (1,137,145)       1,547        11,446,061

Comprehensive income:
   Net income                             --            --             --       745,854           --           745,854
   Unrealized gains on
      available-for-sale
      securities, net                     --            --             --            --       84,812            84,812
                                                                                                           -----------
Total comprehensive income                                                                                     830,666
                                                                                                           -----------
Common stock issued pursuant to:
   Sale of common stock              150,178       150,178      1,150,330            --           --         1,300,508
                                   ---------   -----------    -----------   -----------     --------       -----------
Balance, December 31, 2001         1,642,241     1,642,241     12,239,926      (391,291)      86,359        13,577,235

Comprehensive income:
   Net income                             --            --             --     1,300,211           --         1,300,211
   Unrealized gains on
      available-for-sale
      securities, net                     --            --             --            --       65,330            65,330
                                                                                                           -----------
Total comprehensive income                                                                                   1,365,541
                                                                                                           -----------
Common stock issued pursuant to:
   11-for-10 stock split
      effected as a 10%
      stock dividend                 164,635       164,635       (164,635)           --           --                --

   Exercise of stock options          17,000        17,000        127,930            --           --           144,930

   Sale of common stock            1,000,500     1,000,500      6,987,999            --           --         7,988,499
                                   ---------   -----------    -----------   -----------     --------       -----------
Balance, December 31, 2002         2,824,376   $ 2,824,376    $19,191,220   $   908,920     $151,689       $23,076,205
                                   =========   ===========    ===========   ===========     ========       ===========

See accompanying notes.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000
================================================================================

                                                                     2002           2001           2000
                                                                 ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                             $  1,300,211   $    745,854   $   (108,006)
   Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
         Depreciation and amortization                                569,035        332,219        325,294
         Provision for loan losses                                    915,256        543,361        636,339
         Deferred income taxes                                       (147,000)      (190,000)            --
         Gain on sale of investment securities                        (40,770)        (3,410)            --
         (Gain) loss on sale of foreclosed real estate                    516        (37,177)            --
         Decrease in loans held for sale                                   --             --      1,072,261
         Interest added to capital lease obligation                     1,966          1,811          1,668
         Change in assets and liabilities:
            Increase in accrued interest receivable                   (39,263)      (251,959)      (364,381)
            Increase in other assets                                 (354,350)      (343,049)        (7,004)
            Increase in accrued expenses and other liabilities        166,710         22,346        242,338
                                                                 ------------   ------------   ------------

               NET CASH PROVIDED BY OPERATING ACTIVITIES            2,372,311        819,996      1,798,509
                                                                 ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of investment securities                             (40,506,070)   (22,276,339)      (150,000)
   Proceeds from sales of investment securities                     6,041,478      4,981,929             --
   Proceeds from maturities, calls and principal
      re-payments of investment securities                         19,660,632      5,000,000             --
   Net increase in loans from originations and repayments         (24,869,586)   (32,591,669)   (50,202,072)
   Purchases of bank premises and equipment                        (1,126,293)      (572,020)    (2,066,188)
   Proceeds from sale of bank premises and equipment                       --        947,944             --
   Proceeds from sale of foreclosed real estate                       158,823        525,150             --
   Investment in foreclosed real estate                               (17,738)        (4,962)            --
   Purchase of Federal Home Loan Bank stock                                --       (200,000)            --
                                                                 ------------   ------------   ------------

               NET CASH USED BY INVESTING ACTIVITIES              (40,658,754)   (44,189,967)   (52,418,260)
                                                                 ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in demand deposits                                  3,583,653     16,186,368     14,051,643
   Net increase in time deposits                                   15,822,642     16,674,525     53,008,857
   Proceeds from issuance of common stock                           8,133,429      1,300,508             --
   Proceeds from issuance of trust preferred securities             1,500,000      2,000,000             --
   Advances from Federal Home Loan Bank                                    --      4,000,000             --
   Net increase in securities sold under
      agreement to repurchase                                       2,575,597             --             --
                                                                 ------------   ------------   ------------

               NET CASH PROVIDED BY FINANCING ACTIVITIES           31,615,321     40,161,401     67,060,500
                                                                 ------------   ------------   ------------

               NET INCREASE (DECREASE) IN CASH AND
                  CASH EQUIVALENTS                                 (6,671,122)    (3,208,570)    16,440,749

CASH AND CASH EQUIVALENTS, BEGINNING                               23,509,336     26,717,906     10,277,157
                                                                 ------------   ------------   ------------

               CASH AND CASH EQUIVALENTS, ENDING                 $ 16,838,214   $ 23,509,336   $ 26,717,906
                                                                 ============   ============   ============

See accompanying notes.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE A - ORGANIZATION AND OPERATIONS

In April 2000, American Community Bancshares, Inc. ("Bancshares") was formed as a holding company for American Community Bank. Upon formation, one share of Bancshares' $1 par value common stock was exchanged for each of the then outstanding 1,492,063 shares of American Community Bank's $5 par value common stock. Bancshares currently has no material operations and conducts no business on its own other than owning its wholly owned subsidiaries, American Community Bank and American Community Capital Trust I.

American Community Bank (the "Bank") was incorporated on November 13, 1998 and began banking operations on November 16, 1998. The Bank is engaged in general commercial and retail banking in Union and Mecklenburg Counties, North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

Bancshares formed American Community Capital Trust I (the "Trust") during 2001 in order to facilitate the issuance of trust preferred securities. The Trust is a statutory business trust formed under the laws of the State of Delaware, of which all common securities are owned by Bancshares.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of American Community Bancshares, Inc., American Community Bank, and American Community Capital Trust I, together referred to herein as the "Company." All significant inter-company transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash Equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "cash and due from banks" and "interest-earning deposits with banks."

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities

Investment securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Available-for-sale securities are reported at fair value and consist of bonds and notes not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities, net of deferred income taxes, are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest on loans is accrued on the unpaid principal balance outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired/nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received after the principal balance has been fully collected. Loans are removed from nonaccrual status when they become current as to both principal and interest and when concern no longer exists as to the collectibility of principal and interest. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Allowance for Loan Losses

The allowance for loan losses is established as probable losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management's best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

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

Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans that are collateral dependent is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require American Community Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Foreclosed Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is held for sale and is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in other expenses.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the shorter of the estimated useful lives of the assets or, for those assets leased under capital leases, the lease term. Estimated useful lives are 30 years for buildings and 3 to 7 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Stock Compensation Plans

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans have no intrinsic value at the grant date and, under Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

At December 31, 2002, the Company had four stock-based compensation plans, which are more fully described in Note P. The Company accounts for compensation costs related to the Company's stock option plans using the intrinsic value method. Therefore, no compensation costs have been recognized for stock option awards because the options are granted at exercise prices based on the market value of the Company's stock on the date of grant. Had compensation costs for the Company's stock option plans been determined using the fair value method, the Company's pro forma net income (loss) would have been as follows:

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans (Continued)

                                                          2002       2001      2000
                                                        --------   --------   ------
                                                           (Dollars in thousands)
Net income (loss):
   As reported                                          $  1,300   $    746   $ (108)
      Deduct: Total stock-based employee compensation
         expense determined under fair value method
         for all awards, net of related tax effects          (78)       (69)     (69)
                                                        --------   --------   -----

   Pro forma                                            $  1,222   $    677   $ (177)
                                                        ========   ========   ======

Basic net income (loss) per share:
   As reported                                          $   0.51   $   0.42   $(0.07)
   Proforma                                                 0.48       0.38    (0.11)

Diluted net income (loss) per share:
   As reported                                          $   0.51   $   0.42   $(0.07)
   Proforma                                                 0.47       0.38    (0.11)

Assumptions in estimating option values:
   Risk-free interest rate                                  2.50%      3.50%      NA
   Dividend yield                                             --         --       NA
   Volatility                                              13.27%     23.19%      NA
   Expected life                                         7 years    7 years       NA

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

The components of other comprehensive income and related tax effects are as follows:

                                         2002       2001       2000
                                       --------   --------   --------

Unrealized holding gains on
   available-for-sale securities       $130,067   $142,398    $1,547
Tax effect                              (37,829)   (55,505)       --
                                       --------   --------    ------
Net of tax amount                        92,238     86,893     1,547
                                       --------   --------    ------

Reclassification adjustment for
   losses (gains) realized in income    (40,770)    (3,410)       --
Tax effect                               13,862      1,329        --
                                       --------   --------    ------
Net of tax amount                       (26,908)    (2,081)       --
                                       --------   --------    ------

Total net of tax amount                $ 65,330   $ 84,812    $1,547
                                       ========   ========    ======

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Per Share Results

During 2002, the Company effected an eleven-for-ten stock split in the form of a 10% stock dividend. Basic and diluted net income (loss) per common share have been computed by dividing net income (loss) for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for the stock dividends.

Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants and are determined using the treasury stock method.

Basic and diluted net income per share have been computed based upon net income as presented in the accompanying statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

                                             2002        2001       2000
                                          ---------   ---------   ---------

Weighted average number of
   common shares used in
   in computing basic net income
   per share                              2,569,385   1,779,763   1,641,269

Effect of dilutive stock options              5,050          --          --
                                          ---------   ---------   ---------

Weighted average number of
   common shares and dilutive potential
   common shares used in computing
   diluted net income per share           2,574,435   1,779,763   1,641,269
                                          =========   =========   =========

For the year ended December 31, 2002, there were 316,352 options and 1,000,500 warrants that were antidilutive since the exercise price exceeded the average market price for the year. During the years ended December 31, 2002 and 2001, there were 368,251 and 328,253 options, respectively, that were antidilutive since the exercise price exceeded the average market price for the year. The antidilutive options and warrants have been omitted from the calculation of diluted earnings per share for each period indicated.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Company's operations are entirely within the commercial banking segment, and the financial statements presented herein reflect the results of that segment. Also, the Company has no foreign operations or customers.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board, ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company continues to account for its stock-based compensation in accordance with APB Opinion No. 25 and has adopted the disclosure provisions of SFAS No. 148 effective for the years presented herein.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure provisions of FIN 45 are effective for the Company on December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company is in the process of assessing the impact of FIN 45 on its consolidated financial statements.

Reclassifications

Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation. The reclassifications had no effect on net income (loss) or stockholders' equity as previously reported.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE C - INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification at December 31, 2002 and 2001:

                                                             2002
                                      ---------------------------------------------------
                                                      Gross        Gross
                                       Amortized    Unrealized   Unrealized      Fair
                                          Cost        Gains        Losses        Value
                                      -----------   ----------   ----------   -----------
Securities available for sale:
   U. S. Government agencies          $12,724,298    $ 76,526        $--      $12,800,824
   Mortgage-backed securities          14,511,131     153,306         --       14,664,437
                                      -----------    --------        ---      -----------

Total securities available for sale   $27,235,429    $229,832        $--      $27,465,261
                                      ===========    ========        ===      ===========

                                                             2001
                                      ---------------------------------------------------
                                                      Gross        Gross
                                       Amortized    Unrealized   Unrealized      Fair
                                          Cost        Gains        Losses        Value
                                      -----------   ----------   ----------   -----------
Securities available for sale:
   U. S. Government agencies          $12,525,022    $140,535        $--      $12,665,557
                                      ===========    ========        ===      ===========

The amortized cost and fair values of securities available for sale at December 31, 2002 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

                                         At December 31, 2002
                                         --------------------
                                         Amortized     Fair
                                           Cost        Value
                                         ---------    -------
                                        (Dollars in thousands)

Due within one year                       $ 2,704     $ 2,718
Due after one year through five years      10,020      10,083
Due after five years through ten years      6,087       6,135
Due after ten years                         8,424       8,529
                                          -------     -------

   Total                                  $27,235     $27,465
                                          =======     =======

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

For the years ended December 31, 2002 and 2001, proceeds from sales of investment securities available for sale amounted to $6,041,478 and $4,981,929, respectively. Gross realized gains in 2002 and 2001 from these sales amounted to $40,770 and $3,410, respectively. There were no sales in 2000.

Securities with carrying values of $201,114 and $150,845 at December 31, 2002 and 2001, respectively, were pledged to secure public monies on deposit as required by law.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE D - LOANS AND THE ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans at December 31, 2002 and 2001:

                                           2002                     2001
                                  ----------------------   ----------------------
                                     Amount      Percent      Amount      Percent
                                  ------------   -------   ------------   -------
Real estate mortgage loans:
   1-4 family                     $ 12,426,506     7.52%   $ 10,328,927     7.32%
   Commercial mortgage              58,236,702    35.24%     54,304,779    38.47%
   Construction/development         25,078,948    15.18%     13,692,148     9.70%
Home equity lines of credit         14,643,271     8.86%     12,995,761     9.20%
Commercial and industrial loans     33,312,599    20.16%     39,249,074    27.80%
Loans to individuals                 9,990,019     6.05%      9,809,011     6.95%
Lease financing, net                11,547,763     6.99%        794,826      .56%
                                  ------------   ------    ------------   ------

Subtotal                           165,235,808   100.00%    141,174,526   100.00%
                                                 ======                   ======

Allowance for loan losses           (2,375,000)              (1,736,000)
Net unamortized deferred costs         129,888                   92,149
                                  ------------             ------------

Total                             $162,990,696             $139,530,675
                                  ============             ============

Loans are primarily made in Union and Mecklenburg Counties, North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

At December 31, 2002 and 2001, respectively, there were $683,796 and $56,490 of loans past due 90 days or more which were still accruing interest. Impaired loans consist entirely of nonaccrual loans which aggregated approximately $580,000 and $930,000 and had related allowances for loan losses of $416,000 and $47,000 at December 31, 2002 and 2001, respectively. The average recorded investment in impaired loans during the years ended December 31, 2002 and 2001 was $790,000 and $156,000, respectively. Nonaccrual loans did not materially affect interest income for the years ended December 31, 2002 and 2001.

The Company has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management's opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their related interests follows:

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE D - LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

Loans to directors and officers as a group at January 1, 2002     $ 4,571,805
Disbursements during year ended December 31, 2002                   4,799,607
Amounts collected during year ended December 31, 2002              (2,208,297)
                                                                  -----------

Loans to directors and officers as a group at December 31, 2002   $ 7,163,115
                                                                  ===========

At December 31, 2002, the Company had pre-approved but unused lines of credit totaling $491,311 to directors, executive officers and their related interests.

An analysis of the allowance for loan losses follows:

                                     2002         2001         2000
                                  ----------   ----------   ----------

Balance at beginning of year      $1,736,000   $1,385,000   $  813,000
                                  ----------   ----------   ----------

Provision charged to operations      915,256      543,361      636,339
                                  ----------   ----------   ----------

Charge-offs                          314,564      196,035       64,339
Recoveries                           (38,308)      (3,674)          --
                                  ----------   ----------   ----------

Net charge-offs                      276,256      192,361       64,339
                                  ----------   ----------   ----------

Balance at end of year            $2,375,000   $1,736,000   $1,385,000
                                  ==========   ==========   ==========

NOTE E - BANK PREMISES AND EQUIPMENT

Following is a summary of bank premises and equipment at December 31, 2002 and 2001:

                                                2002         2001
                                            -----------   ----------

Land                                        $   661,668   $  661,668
Buildings and leasehold improvements          3,301,111    2,110,735
Furniture and equipment                       2,016,710    1,701,153
Construction in progress                             --      380,275
                                            -----------   ----------
                                              5,979,489    4,853,831
Accumulated depreciation and amortization    (1,340,845)    (906,768)
                                            -----------   ----------

Total                                       $ 4,638,644   $3,947,063
                                            ===========   ==========

Depreciation and amortization expense amounting to $434,077, $409,421 and $325,294 for the years ended December 31, 2002, 2001 and 2000, respectively, is included in occupancy and equipment expense.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE F - DEPOSITS

Time deposits in denominations of $100,000 or more were $57,009,960 and $47,795,632 at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of certificates of deposit were as follows:

              Less than     $100,000
              $100,000       or more        Total
             -----------   -----------   ------------

2003         $35,778,969   $34,417,140   $ 70,196,109
2004          21,320,170    14,059,972     35,380,142
2005           2,934,358     3,324,960      6,259,318
2006             718,651       501,773      1,220,424
2007           3,515,167     4,706,115      8,221,282
Thereafter            --            --             --
             -----------   -----------   ------------

Total        $64,267,315   $57,009,960   $121,277,275
             ===========   ===========   ============

NOTE G - BORROWINGS

Borrowings consisting of advances from the Federal Home Loan Bank of Atlanta were as follows at December 31, 2002 and 2001:

      2002 and 2001                     Call Feature                 Amount        Rate
------------------------   -------------------------------------   ----------   -----------
Due on June 30, 2003       None                                    $2,000,000   4.77% Fixed
Due on June 28, 2004       None                                     2,000,000   5.24% Fixed
Due on December 19, 2011   Callable by FHLB on December 19, 2006    5,000,000   4.85% Fixed
                                                                   ----------

Total FHLB borrowings/
   weighted average rate                                           $9,000,000      4.92%
                                                                   ==========

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2002 was approximately $53,081,000. This agreement with the FHLB provides for a line of credit up to 15% of the Bank's assets.

The Company also had available lines of credit totaling $11.5 million from correspondent banks at December 31, 2002.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE H - LEASES

Operating Leases

The Company has entered into non-cancelable operating leases for the land on which its main office is located and for other branch facilities and equipment. These leases have terms from five to thirty years. In 2001, the Company entered into a sale-leaseback arrangement. Under the arrangement, the Company sold its Marshville branch property and leased it back for a period of ten years with two renewal options for five years each. The leaseback has been accounted for as an operating lease. The gain of $147,156 realized in this transaction has been deferred and is being amortized to income in proportion to rental expense over the term of the lease. Future rentals under these leases are as follows:

              Related party      Other        Total
              -------------   ----------   ----------

2003            $  281,181    $  290,985   $  572,166
2004               281,181       332,762      613,943
2005               254,050       179,543      433,593
2006               222,813        98,324      321,137
2007               222,813        98,324      321,137
2008 - 2019      2,312,392       849,983    3,162,375
                ----------    ----------   ----------

Total           $3,574,430    $1,849,921   $5,424,351
                ==========    ==========   ==========

Total rent expense under operating leases was approximately $400,000, $293,000 and $256,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Capital Lease Obligation

The Company leases its main office facility under a capital lease. Leases that meet the criteria for capitalization are recorded as assets and the related obligations are reflected as capital lease obligations on the accompanying balance sheets. Amortization of property under capital lease is included in depreciation expense. Included in premises and equipment at December 31, 2002 and 2001 is $1.7 million as the capitalized cost of the Company's main office and accumulated amortization of $135,199 and $91,601 at December 31, 2002 and 2001, respectively.

At December 31, 2002, aggregate future minimum lease payments due under this capital lease obligation are as follows:

2003                                          $   138,372
2004                                              138,372
2005                                              148,057
2006                                              148,057
2007                                              148,057
2008 - 2019                                     3,813,026
                                              -----------
Total minimum lease payments                    4,533,941
Less amount representing interest              (2,828,496)
                                              -----------

Present value of net minimum lease payments   $ 1,705,445
                                              ===========

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE H - LEASES (Continued)

Capital Lease Obligation (Continued)

Both the operating and capital leases regarding the Company's main office discussed above are leased from a director. Prior to the main facility being completed in November 2000, the Company leased land for its temporary banking facility from that same director. In addition, the Marshville facility is leased from another director. Total lease payments of $382,117, $298,523 and $277,601 were paid to these directors under these leases during 2002, 2001 and 2000, respectively. In January 2003, the Company signed an operating lease for a new branch facility in Mint Hill, North Carolina, with another director. The lease has an initial term of ten years with two renewal options for five years each.

NOTE I - TRUST PREFERRED SECURITIES

The Company has a cumulative trust preferred security (the "Preferred Securities") outstanding through a wholly owned subsidiary. The Trust issuer has invested the total proceeds from the sale of the Preferred Securities in the Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") issued by the Company.

On December 31, 2001 and March 1, 2002, $2 million and $1.5 million, respectively, of trust preferred securities were placed through American Community Capital Trust I (the "Trust"). The preferred securities pay cumulative cash distributions quarterly at an annual rate of 9%. The dividends paid to holders of the capital trust preferred securities, which will be recorded as interest expense, are deductible for income tax purposes. The quarterly distributions may, at the option of the Company, be deferred up to five years. Unpaid distributions will be accrued as a component of interest expense. The preferred securities issued in 2001 and 2002 are redeemable on March 1, 2007 or afterwards at the par of $1,000 per share. Redemption is mandatory at March 1, 2032. The proceeds of the preferred securities were invested by the Trust in $3.5 million principal amount of 9% junior subordinated debentures of the Company due March 1, 2032. The Company fully and unconditionally guarantees the preferred securities through the combined operation of the debentures and other related documents. The Company's obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The preferred securities qualify as Tier I capital for regulatory capital purposes.

A description of the Trust Preferred securities outstanding is as follows:

                                                                      Principal Amount
                       Date of    Shares   Interest    Maturity    -----------------------
  Issuing Entity      Issuance    Issued     Rate        Date         2002         2001
------------------   ----------   ------   --------   ----------   ----------   ----------
American Community
   Capital Trust I   12/31/2001    2,000     9.00%    03/01/2032   $2,000,000   $2,000,000
American Community
   Capital Trust I   03/01/2002    1,500     9.00%    03/01/2032    1,500,000           --
                                                                   ----------   ----------
Total                                                              $3,500,000   $2,000,000
                                                                   ==========   ==========

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE J - OTHER COMMITMENTS AND CONTRACTS

The Company has entered into a non-cancelable contract with a third party for data processing services. The future minimum payment required under this contract for the year ending December 31, 2002 is as follows:

2003     $253,000
         ========

The above future payments are based upon the anticipated future growth of the Company and can therefore vary from the above estimates in any year.

NOTE K - INCOME TAXES

The significant components of the provision for income taxes for the periods ended December 31, 2002, 2001 and 2000 are as follows:

                                              2002    2001    2000
                                              -----   -----   ----
                                             (Dollars in thousands)
Current tax provision:
   Federal                                    $ 481   $ 167   $ --
   State                                         62      23     --
                                              -----   -----   ----
                                                543     190     --
                                              -----   -----   ----
Deferred tax provision (benefit):
   Federal                                     (121)     52    (26)
   State                                        (26)     11     (6)
                                              -----   -----   ----
                                               (147)     63    (32)
                                              -----   -----   ----
Provision for income tax expense (benefit)
   before adjustment to deferred tax asset
   valuation allowance                          396     253    (32)

Increase (decrease) in valuation allowance     (479)   (253)    32
                                              -----   -----   ----

Net provision for income taxes                $ (83)  $  --   $ --
                                              =====   =====   ====

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE K - INCOME TAXES (Continued)

The difference between the provision for income taxes and the amounts determined by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

                                             2002    2001    2000
                                             -----   -----   -----
                                             (Dollars in thousands)

Benefits computed at statutory rate of 34%   $ 414   $ 254   $(306)

Effect of state income taxes                    24      22      (4)
U. S. Government interest                      (31)    (28)     --
Other                                          (11)      5     (32)
Increase (decrease) in deferred tax asset
   valuation allowance                        (479)   (253)    342
                                             -----   -----   -----
                                             $ (83)  $  --   $  --
                                             =====   =====   =====

Significant components of deferred taxes at December 31, 2002 and 2001 are as follows:

                                                    2002    2001
                                                   -----   -----
                                                (Dollars in thousands)
Deferred tax assets:
   Allowance for loan losses                       $ 785   $ 543
   Pre-opening costs and expenses                     55     120
   Capital lease                                      54      37
   Deferred gain on sale-leaseback                    50      56
                                                   -----   -----
         Total deferred tax assets                   944     756
   Valuation allowance                                --    (479)
                                                   -----   -----
      Net deferred tax assets                        944     277
                                                   -----   -----

Deferred tax liabilities:
   Premises and equipment                           (128)    (87)
   Net unrealized gains on available-for-sale
      securities                                     (78)    (54)
                                                   -----   -----
      Total deferred tax liabilities                (206)   (141)
                                                   -----   -----

      Net recorded deferred tax assets             $ 738   $ 136
                                                   =====   =====

Management has not recorded a valuation allowance at December 31, 2002 because they believe realization of the deferred tax assets is more likely than not.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE L - OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                               2002         2001         2000
                                            ----------   ----------   ----------

Postage, printing and office supplies       $  236,956   $  234,988   $  293,221
Advertising and promotion                      105,489      138,628      237,974
Travel, meals, dues and subscriptions          132,789      128,179      165,431
Telephone                                      103,405      116,519       60,720
Data processing and technology                 411,838      365,333      228,592
Professional fees and contracted services      383,088      242,905      228,725
Other                                          599,541      405,408      329,561
                                            ----------   ----------   ----------

Total                                       $1,973,106   $1,631,960   $1,544,224
                                            ==========   ==========   ==========

NOTE M - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The primary sources of funds for the payment of dividends by American Community Bancshares, Inc. are dividends received from its subsidiary, American Community Bank, combined with the proceeds from stock sold by the Company. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure a bank's financial soundness.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its bank subsidiaries to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE M - REGULATORY MATTERS (Continued)

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized American Community Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 are presented in the following table.

                                                                            Minimum To Be Well
                                                         Minimum            Capitalized Under
                                                       For Capital          Prompt Corrective
                                     Actual            Requirement          Action Provisions
                                ---------------   ----------------------   -------------------
                                 Amount   Ratio       Amount   Ratio          Amount   Ratio
                                -------   -----      -------   -----         -------   -----
                                                  (Dollars in thousands)
December 31, 2002:
Total Capital to Risk
   Weighted Assets:
      Consolidated              $28,639   16.17%     $14,167    8.00%        $   N/A     N/A
      American Community Bank    19,163   10.84%      14,147    8.00%         17,684   10.00%

Tier 1 Capital to Risk
   Weighted Assets:
      Consolidated               26,425   14.92%       7,084    4.00%            N/A     N/A
      American Community Bank    16,953    9.59%       7,073    4.00%         10,610    6.00%

Tier 1 Capital to
   Average Assets:
      Consolidated               26,425   12.43%       8,506    4.00%            N/A     N/A
      American Community Bank    16,953    7.98%       8,496    4.00%         10,619    5.00%

                                                                            Minimum To Be Well
                                                           Minimum          Capitalized Under
                                                         For Capital        Prompt Corrective
                                     Actual              Requirement        Action Provisions
                                ---------------   ----------------------   -------------------
                                 Amount   Ratio       Amount   Ratio          Amount   Ratio
                                -------   -----      -------   -----         -------   -----
                                                  (Dollars in thousands)
December 31, 2001:
Total Capital to Risk
   Weighted Assets:
      Consolidated              $17,226   11.54%     $11,938    8.00%        $   N/A     N/A
      American Community Bank    15,926   10.67%      11,938    8.00%         14,923   10.00%

Tier 1 Capital to Risk
   Weighted Assets:
      Consolidated               15,490   10.38%       5,969    4.00%            N/A     N/A
      American Community Bank    14,190    9.51%       5,969    4.00%          8,954    6.00%

Tier 1 Capital to
   Average Assets:
      Consolidated               15,490    8.66%       7,151    4.00%            N/A     N/A
      American Community Bank    14,190    7.94%       7,151    4.00%          8,939    5.00%

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE N - OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amounts of the Company's exposure to off-balance sheet credit risk as of December 31, 2002 is as follows:

Financial instruments whose contract amounts represent credit risk:
     Standby letters of credit                                       $ 1,908,187
     Commitments to extend credit                                      4,681,868
     Undisbursed lines of credit                                      16,977,309
     Undisbursed portion of construction loans                        10,609,442

In the normal course of its operations, the Company from time to time is party to various legal proceedings. Based upon information currently available, and after consultation with its legal counsel, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on the Company's business, financial position or results of operations.

NOTE O - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments for which fair value disclosures are required include cash and due from banks, interest-earning deposits with banks, investment securities, loans, Federal Home Loan bank stock, accrued interest, deposits, borrowings, securities sold under agreements to repurchase, and trust preferred securities. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE O - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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

Accrued Interest

The carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of demand deposits, savings, money market, and NOW accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE O - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Borrowings, Securities Sold Under Agreements to Repurchase, and Trust Preferred Securities

The fair values are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note N, it is not practicable to estimate the fair value of future financing commitments. The large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value for these financial instruments is considered to be immaterial.

The carrying amounts and estimated fair values of the Company's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2002 and 2001:

                                                 2002                   2001
                                        ---------------------   ---------------------
                                        Carrying    Estimated   Carrying   Estimated
                                         amount    fair value    amount    fair value
                                        --------   ----------   --------   ----------
                                                    (Dollars in thousands)
Financial assets:
   Cash and due from banks              $ 12,183    $ 12,183    $  6,583    $  6,583
   Interest-earning deposits
      with banks                           4,655       4,655      16,926      16,926
   Investment securities                  27,465      27,465      12,666      12,666
   Loans                                 162,991     167,987     139,531     138,892
   Accrued interest receivable               954         954         915         915
   Federal Home Loan Bank stock              450         450         450         450

Financial liabilities:
   Deposits                              174,315     162,762     154,909     153,323
   Borrowings                              9,000       8,563       9,000       8,916
   Securities sold under agreement to
      repurchase                           2,576       2,576          --          --
   Trust preferred securities              3,500       3,500       2,000       2,000

NOTE P - EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Retirement Plan

The Company has adopted a 401(k) retirement plan that covers all eligible employees. The Company matches contributions of 3.0% of each employee's salary. Contributions are funded when accrued. Expenses totaled $45,491, $58,039 and $35,351 for the years ended December 31, 2002, 2001 and 2000, respectively.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE P - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Stock Option Plans

The Company has four stock option plans; the 1999 Employee Stock Option Plan (the "Employee Plan"), 1999 Director Stock Option Plan (the "Director Plan"), 2001 Incentive Stock Option Plan (the "Incentive Plan") and the 2002 Nonstatutory Stock Option Plan (the "Nonstatutory Plan"). The 1999 plans each make available options to purchase 164,126 shares of the Company's common stock for an aggregate number of common shares reserved for options under these plans of 328,252. The options granted under the Director Plan vested immediately at the time of grant, while the options granted under the Employee Plan vest over a five-year period. The Incentive Plan makes available options to purchase 90,200 shares of the Company's common stock at a price not less than the fair value of the Company's common shares on the date of grant. The options granted under the Incentive Plan vest over a five-year period. During 2002 the Company adopted, with shareholder approval, the Nonstatutory Plan. The Nonstatutory plan makes available options to purchase 25,000 shares on the date of grant. The options granted to directors under the Nonstatutory Option Plan vest over a three-year period, beginning one year from the date of grant.

Unexercised options for all of the aforementioned plans expire ten years after the date of grant. The exercise price of all options granted to date is the fair value of the Company's common shares on the date of grant. A summary of the Company's option plans as of and for the years ended December 31, 2002, 2001 and 2000, after retroactively adjusting for the stock dividend paid in 2002, is as follows:

                                                                        Outstanding Options
                                                                      ----------------------
                                                           Shares                   Weighted
                                                          available                  average
                                                         for future     Number      exercise
                                                           grants     outstanding     price
                                                         ----------   -----------   --------
At December 31, 1999                                            --      328,253       $8.35
   Options granted                                              --           --          --
   Options exercised                                            --           --          --
   Options forfeited                                            --           --          --
                                                           -------      -------       -----

At December 31, 2000                                            --      328,253        8.35
   Adoption of the 2001 Incentive Option Plan               90,200           --          --
   Options granted                                         (41,208)      41,208        7.11
   Options exercised                                            --           --          --
   Options forfeited                                         1,452       (1,452)       8.35
                                                           -------      -------       -----

At December 31, 2001                                        50,444      368,009        8.22
   Adoption of the 2002 Nonstatutory Stock Option Plan      25,000           --          --
   Options granted                                         (35,200)      35,200        8.36
   Options exercised                                                    (17,399)       8.53
   Options forfeited                                        23,850      (23,850)       8.17
                                                           -------      -------       -----

At December 31, 2002                                        64,094      361,960       $8.22
                                                           =======      =======       =====

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE P - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Stock Option Plans (Continued)

At December 31, 2002, there were 248,521 exercisable options with a weighted average exercise price of $8.32. At December 31, 2001, there were 197,127 exercisable options with a weighted average exercise price of $8.33. Of the total options outstanding at December 31, 2002 and 2001, the remaining average contractual lives were seven and eight years, respectively. The range of exercise prices associated with options outstanding at December 31, 2002 and 2001 was $7.05 to $9.72.

Employment Agreement

The Company has entered into employment agreements with certain officers to ensure a stable and competent management base. These agreements provide for terms ranging from three to five years, with automatic extension for an additional year at the end of the initial term and annually thereafter. The agreements provide for benefits as spelled out in the contract and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officer's right to receive certain vested rights, including compensation. In the event of a change in control of the Company and in certain other events, as defined in the agreements, the Company or any successor to the Company will be bound to the terms of the contracts.

NOTE Q - SALE OF COMMON STOCK

The Company completed the sale of 1,000,500 units, which consisted of one share of common stock and one warrant to buy one share of common stock, at $9.00 per share on April 29, 2002. Expenses associated with the sale amounted to $1,016,001 resulting in net proceeds from the offering of $7,988,499. The warrants entitle the holder to purchase one share of common stock at $10.50 per share and expire on April 30, 2005. In addition, the Company completed the sale of 150,178 shares of its common stock at $9.50 per share on March 21, 2001. Expenses associated with the sale amounted to $126,182 resulting in net proceeds from the offering of $1,300,508.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE R - PARENT COMPANY FINANCIAL DATA

Following are condensed financial statements of American Community Bancshares, Inc., as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000:

                   Condensed Statements of Financial Condition
                           December 31, 2002 and 2001

                                                          2002          2001
                                                      -----------   -----------
Assets:
   Cash and due from banks                            $     6,726   $ 1,298,992
   Interest earning deposits with banks                 9,201,384            --
   Investment in American Community Bank               17,105,109    14,276,727
   Investment in American Community Capital Trust I       108,260        61,860
   Other assets                                           262,986         1,516
                                                      -----------   -----------

                                                      $26,684,465   $15,639,095
                                                      ===========   ===========
Liabilities and Stockholders' Equity:
   Liabilities:
      Due to American Community Capital Trust I       $ 3,608,260   $ 2,061,860
                                                      -----------   -----------

   Stockholders' Equity:
      Common stock                                      2,824,376     1,642,241
      Additional paid-in capital                       19,191,220    12,239,926
      Retained earnings (deficit)                         908,920      (391,291)
      Accumulated other comprehensive income              151,689        86,359
                                                      -----------   -----------
      Total stockholders' equity                       23,076,205    13,577,235
                                                      -----------   -----------

                                                      $26,684,465   $15,639,095
                                                      ===========   ===========

                       Condensed Statements of Operations
                  Years Ended December 31, 2002, 2001 and 2000

                                                      2002        2001        2000
                                                   ----------   --------   ---------
Interest income:
   Interest-earning deposits with banks            $   98,239   $     --   $      --
                                                   ----------   --------   ---------

Interest expense:
   Junior subordinated debentures issued
      to American Community Capital Trust I           303,408         --          --
                                                   ----------   --------   ---------

Non-interest income:
   Equity in earnings of American Community Bank    1,555,552    745,854    (108,006)
                                                   ----------   --------   ---------

Non-interest expense:
   Professional fees                                   12,908         --          --
   Other                                               37,264         --          --
                                                   ----------   --------   ---------
      Total non-interest expense                       50,172         --          --
                                                   ----------   --------   ---------

      Net income (loss)                            $1,300,211   $745,854   $(108,006)
                                                   ==========   ========   =========

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
================================================================================

NOTE R - PARENT COMPANY FINANCIAL DATA (Continued)

                       Condensed Statements of Cash Flows
                  Years Ended December 31, 2002, 2001 and 2000

                                                      2002          2001         2000
                                                  -----------   -----------   ---------
Cash flows from operating activities:
   Net income                                     $ 1,300,211   $   745,854   $(108,006)
   Equity in earnings of subsidiaries              (1,555,552)     (745,854)    108,006
   Increase in other assets                          (261,470)       (1,516)         --
                                                  -----------   -----------   ---------

      Net cash used by operating activities          (516,811)       (1,516)         --
                                                  -----------   -----------   ---------

Cash flows from investing activities:
   Upstream dividends received from
      American Community Bank                         292,500            --          --
   Investment in American Community Bank           (1,500,000)   (2,000,000)         --
   Investment in American Community
      Capital Trust I                                 (46,400)      (61,860)         --
                                                  -----------   -----------   ---------

         Net cash used by investing activities     (1,253,900)   (2,061,860)         --
                                                  -----------   -----------   ---------

Cash flows from financing activities:
   Junior subordinated debentures issued to
      American Community Capital Trust I            1,546,400     2,061,860          --
   Proceeds from issuance of common stock           8,133,429     1,300,508          --
                                                  -----------   -----------   ---------

      Net cash provided by financing activities     9,679,829     3,362,368          --
                                                  -----------   -----------   ---------

      Increase in cash and cash equivalents         7,909,118     1,298,992          --

Cash and cash equivalents, beginning                1,298,992            --          --
                                                  -----------   -----------   ---------

      Cash and cash equivalents, ending           $ 9,208,110   $ 1,298,992   $      --
                                                  ===========   ===========   =========

NOTE S - SUPPLEMENTAL DISCLOSURE FOR STATEMENT OF CASH FLOWS

                                                           2002         2001         2000
                                                        ----------   ----------   ----------
Supplemental Disclosure of Cash Flow Information:
   Cash paid during the year for:
      Interest                                          $5,278,604   $7,346,239   $4,637,053
      Income taxes                                         241,379           --           --

Supplemental Disclosure of Noncash Investing
   and Financing Activities:
      Transfer of loans to foreclosed assets            $  494,309   $  576,817           --
      Change in unrealized gain on available-for-sale
         securities, net of tax                             65,330       84,812        1,547

      Acquisition of bank premises and equipment
         through obligation under capital lease                 --           --    1,700,000